SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

January 24, 2025

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, January 24, 2025 regarding “Fourth quarter and full-year report 2024”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ STELLA MEDLICOTT
Stella Medlicott
Senior Vice President,
Chief Marketing and Communications Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: January 24, 2025

Fourth quarter and full-year report 2024

Strategic highlights – continuing to deliver on strategic and operational priorities

•	Maintaining leadership in programmable networks, with new 5G Advanced software launched in October.

•	Growing interest in network APIs, with financial fraud protection and Quality on Demand applications in focus.

•	Further patent licensing agreement signed in Q4, with strong IPR revenue generation in 2024.

Fourth quarter highlights – growth in Networks sales, and strong gross margin expansion

•

Sales increased by 2%* YoY, with 54%* growth in market area North America. Market area Europe and Latin America also grew, while the other market areas declined significantly. Reported sales were SEK 72.9 (71.9) b.

•	Adjusted[1] gross income increased to SEK 33.7 (29.6) b. driven by strong expansion in Networks adjusted[1] gross margin to 49.1% (43.2%). Reported gross income was SEK 32.7 (28.6) b.

•	Adjusted[1] gross margin was 46.3% (41.1%) driven by supply chain efficiency actions, commercial discipline and market mix. Reported gross margin was 44.9% (39.8%).

•

Adjusted[1] EBITA was SEK 10.2 (8.2) b. with a 14.1% (11.4%) margin, benefiting from higher gross income and cost actions, partly offset by bonus accruals which were above target level. EBITA was SEK 8.6 (6.7) b.

•	Net income was SEK 4.9 (3.4) b. EPS diluted was SEK 1.44 (1.02).

•	Free cash flow before M&A was SEK 15.8 (12.5) b. supported by earnings growth and improved working capital.

Full-year highlights – strong growth in North America, and strong free cash flow

•	Sales declined by -5%*, impacted by a -6%* sales decrease in Networks. Reported sales were SEK 247.9 (263.4) b.

•	Adjusted[1] gross income increased to SEK 111.4 (104.4) b. with an increased contribution from all segments.

•	Adjusted[1] EBITA was SEK 27.2 (21.4) b. with an adjusted[1] EBITA margin of 11.0% (8.1%).

•	Adjusted[1] EBIT margin was 3.8% (-5.2%).

•	Net income was SEK 0.4 (-26.1) b. EPS diluted was SEK 0.01 (-7.94).

•

Free cash flow before M&A was SEK 40.0 (-1.1) b. Working capital contributed strongly, benefiting from market mix and customer payment phasing, as well as the structural actions taken to improve supply chain efficiency.

•	Net cash at year-end 2024 was SEK 37.8 (7.8) b.

•	Return on capital employed was 2.5% (-10.7%).

•	A dividend for 2024 of SEK 2.85 (2.70) per share will be proposed to the AGM by the Board of Directors.

Börje Ekholm, President and CEO, said: “Q4 marks a strong end to 2024 for Ericsson. We progressed well against our strategic plan and generated strong free cash flow. Momentum around programmable networks for differentiated performance continued to build, and customers increasingly recognize the benefits of making mobile networks accessible through APIs. In Q4, we signed an open programmable network deal with MasOrange, a first for Europe.

We see further signs that the overall RAN market is now stabilizing, with strong growth in North America supporting a return to Networks sales growth in Q4. Progress on operational excellence continued, with commercial discipline and supply chain efficiency actions supporting a strong adjusted Group gross margin of 46.3% in the quarter. We are not yet at our long-term EBITA goal, but we are progressing towards it, supported by our strategic actions.

For 2025, in Networks we will continue to benefit from our product leadership position, with the best performance and energy efficiency in the industry. In Enterprise, our priority remains stabilizing the commercial performance in the current portfolio and driving growth in areas such as mission critical and enterprise private networks. Our commitment remains to put high-performing, programmable and differentiated networks at the center of the digitalization of enterprise and society.”

*	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[1]	Adjusted metrics exclude restructuring charges.

1 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	72.9	71.9	1%	61.8	18%	247.9	263.4	-6%
Organic sales growth ¹ ²	—	—	2%	—	—	—	—	-5%
Gross margin ²	44.9%	39.8%	—	45.6%	—	44.1%	38.6%	—
EBIT (loss)	8.0	5.8	36%	5.8	38%	4.3	-20.3	—
EBIT margin ²	10.9%	8.1%	—	9.3%	—	1.7%	-7.7%	—
EBITA ²	8.6	6.7	29%	6.2	39%	22.1	14.9	49%
EBITA margin ²	11.8%	9.3%	—	10.0%	—	8.9%	5.7%	—
Net income (loss)	4.9	3.4	43%	3.9	26%	0.4	-26.1	—
EPS diluted, SEK	1.44	1.02	41%	1.14	26%	0.01	-7.94	—
Free cash flow before M&A ²	15.8	12.5	27%	12.9	22%	40.0	-1.1	—
Net cash, end of period ²	37.8	7.8	383%	25.5	48%	37.8	7.8	383%

Adjusted financial measures ² ³
Adjusted gross margin	46.3%	41.1%	—	46.3%	—	44.9%	39.6%	—
Adjusted EBIT (loss)	9.6	7.4	30%	7.3	31%	9.3	-13.8	—
Adjusted EBIT margin	13.1%	10.3%	—	11.9%	—	3.8%	-5.2%	—
Adjusted EBIT excluding impairments [4]	9.8	7.4	33%	7.3	34%	24.7	18.1	36%
Adjusted EBIT margin excluding impairments [4]	13.4%	10.3%	—	11.9%	—	9.9%	6.9%	—
Adjusted EBITA	10.2	8.2	25%	7.8	32%	27.2	21.4	27%
Adjusted EBITA margin	14.1%	11.4%	—	12.6%	—	11.0%	8.1%	—

[1]	Sales adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations.
[2]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statement.
[3]	Adjusted metrics exclude restructuring charges
[4]	Excluding the non-cash impairments recorded in the second and fourth quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

Amounts marked with an ‘*’ in this document represent sales growth adjusted for the impact of acquisitions and divestments and effects of foreign currency fluctuations, also named organic sales growth. These numbers present performance on a comparable basis to improve the comparability of results between periods. Organic sales growth figures are non-IFRS measures. ‘Adjusted’ metrics are adjusted to exclude restructuring charges and are non-IFRS measures. This is a change in nomenclature only. See ‘Financial statements and other information’ for Alternative performance measures.

2 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.

Group results

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	72.9	71.9	1%	61.8	18%	247.9	263.4	-6%
Organic sales growth ¹	—	—	2%	—	—	—	—	-5%
Gross income	32.7	28.6	14%	28.2	16%	109.4	101.6	8%
Gross margin	44.9%	39.8%	—	45.6%	—	44.1%	38.6%	—
Research and development (R&D) expenses	-13.9	-13.0	—	-13.1	—	-53.5	-50.7	—
Selling and administrative expenses	-10.5	-9.9	—	-9.4	—	-51.7	-39.3	—
Impairment losses on trade receivables	0.0	0.2	—	0.1	—	-0.3	-0.3	—
Other operating income and expenses	-0.1	-0.1	—	0.0	—	0.6	-31.9	—
Share in earnings of associated companies	-0.3	0.1	—	0.0	—	-0.2	0.1	—
EBIT (loss)	8.0	5.8	36%	5.8	38%	4.3	-20.3	—
EBIT margin ¹	10.9%	8.1%	—	9.3%	—	1.7%	-7.7%	—
EBITA ¹	8.6	6.7	29%	6.2	39%	22.1	14.9	49%
EBITA margin¹	11.8%	9.3%	—	10.0%	—	8.9%	5.7%	—
Financial income and expenses, net	-0.4	-0.9	—	-0.5	—	-1.7	-3.0	—
Income tax	-2.7	-1.5	—	-1.4	—	-2.2	-2.8	—
Net income (loss)	4.9	3.4	43%	3.9	26%	0.4	-26.1	—
Restructuring charges	-1.6	-1.5	—	-1.6	—	-5.0	-6.5	—

Adjusted financial measures ¹
Adjusted gross margin	46.3%	41.1%	—	46.3%	—	44.9%	39.6%	—
Adjusted EBIT (loss)	9.6	7.4	30%	7.3	31%	9.3	-13.8	—
Adjusted EBIT margin	13.1%	10.3%	—	11.9%	—	3.8%	-5.2%	—
Adjusted EBIT excluding impairments ²	9.8	7.4	33%	7.3	34%	24.7	18.1	36%
Adjusted EBIT margin excluding impairments ²	13.4%	10.3%	—	11.9%	—	9.9%	6.9%	—
Adjusted EBITA	10.2	8.2	25%	7.8	32%	27.2	21.4	27%
Adjusted EBITA margin	14.1%	11.4%	—	12.6%	—	11.0%	8.1%	—

[1]	Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.
[2]	Excluding the non-cash impairments recorded in the second and fourth quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.

Fourth quarter comments

Net sales

Sales increased by 2%* YoY. Networks sales grew by 5%* with growth in market areas North America and Europe and Latin America, partly offset by lower customer investment levels in other market areas. Sales in Cloud Software and Services were stable*, with growth in software sales offset by declines in other areas. Sales in segment Enterprise declined by -7%* due to lower sales in Global Communications Platform, reflecting the decision to focus on more profitable market segments and to reduce activities in some countries.

Reported Group sales increased by 1% to SEK 72.9 (71.9) b. with currency negatively impacting sales by SEK -0.7 b. YoY. Networks sales grew by 4% to SEK 46.8 b., despite a currency impact of SEK -0.5 b. Cloud Software and Services sales declined by -1% to SEK 19.5 b., Enterprise sales declined by -9% to SEK 6.1 b. and sales in segment Other declined by -9% to SEK 0.6 b.

A new 5G patent licensing agreement was signed in the quarter and IPR licensing revenues increased to SEK 3.5 (2.7) b., part of which related to retroactive revenue for unlicensed periods. 82% of IPR licensing revenues are reported in segment Networks, with the remainder in Cloud Software and Services.

Gross income and margin

Adjusted gross margin increased to 46.3% (41.1%), with improvements in all segments. The increase was driven primarily by Networks, as a result of a favorable market mix and supply chain efficiency. Gross margin in Cloud Software and Services increased, driven by improved delivery performance and higher share of software sales. In Enterprise the gross margin benefited from cost actions and the prioritization of profitable market segments. In addition, gross margin was supported by higher IPR licensing revenues.

Adjusted gross income increased to SEK 33.7 (29.6) b., supported by sales growth in Networks, efficiency and cost actions and a favorable market mix. Enterprise gross income increased despite a sales decline, reflecting the focus on more profitable market segments.

Reported gross income increased to SEK 32.7 (28.6) b., with a gross margin of 44.9% (39.8%). Gross margin was impacted by SEK -1.0 (-1.0) b. of restructuring charges.

Research and development (R&D) expenses

R&D expenses increased to SEK -13.9 (-13.0) b., including restructuring charges of SEK -0.4 (-0.5) b. Excluding restructuring charges, R&D expenses increased by SEK -1.0 b. YoY, primarily due to higher variable incentive accruals in Q4 2024, reflecting a bonus outcome above target level in 2024, whereas the outcome was below target in 2023.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -10.5 (-9.9) b., including restructuring charges of SEK -0.2 (-0.1) b., and a SEK 0.4 b. benefit from lower amortization following the impairment of intangible assets in Q2 2024. The SG&A expenses increased due to higher variable incentive accruals, reflecting a bonus outcome above target level in 2024, whereas the outcome was below target in 2023. Investments also increased in Enterprise to improve operational effectiveness.

Other operating income and expenses

Other operating income and expenses were SEK -0.1 (-0.1) b.

Restructuring charges

Restructuring charges were SEK -1.6 (-1.5) b. mainly related to redundancy activities, including actions to right-size operations to align with a lower level of customer demand in some markets as well as actions to improve efficiency and to reduce certain activities. Gross income was impacted by SEK -1.0 (-1.0) b. of restructuring

3 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Group results

charges, while operating expenses included SEK -0.6 (-0.6) b. of restructuring charges.

EBITA

Adjusted EBITA increased to SEK 10.2 (8.2) b., as higher gross income was partly offset by increased operating expenses, mainly due to higher variable incentive accruals. Adjusted EBITA margin was 14.1% (11.4%).

EBITA increased to SEK 8.6 (6.7) b. corresponding to an EBITA margin of 11.8% (9.3%).

EBIT

Adjusted EBIT increased to SEK 9.6 (7.4) b. Adjusted EBIT margin was 13.1% (10.3%). Amortization and impairment of acquisition-related intangible assets impacted EBIT by SEK -0.7 (-0.8) b.

Reported EBIT increased to SEK 8.0 (5.8) b. with an EBIT margin of 10.9% (8.1%).

Financial income and expenses, net

Financial income and expenses were SEK -0.4 (-0.9) b. Financial net improved as a result of a higher net cash position. The currency hedge effect was SEK 0.0 (-0.2) b.

Income tax

Taxes were SEK -2.7 (-1.5) b.

Net income

Net income increased to SEK 4.9 (3.4) b. Diluted EPS increased to SEK 1.44 (1.02).

Full-year comments

Net sales

Sales declined by -5%* YoY. Sales declined by -6%* in Networks and by -1%* in Cloud Software and Services, while sales in Enterprise declined by -2%*. Sales increased by 24%* in market area North America but were materially lower in market area South East Asia, Oceania and India, as customer investment levels in India have normalized after a record year in 2023. Sales also declined organically in the other market areas.

Reported Group sales decreased by -6% YoY to SEK 247.9 (263.4) b. with a negative currency impact of SEK -3.3 b. Sales in Networks declined by -8% to SEK 158.2 b., sales in Cloud Software and Services declined by -2% to SEK 62.6 b. and sales in Enterprise declined by -3% to SEK 24.9 b. Sales in segment Other declined by -14% to SEK 2.2 b. IPR licensing revenues increased to SEK 14.0 (11.1) b.

The share of hardware in the sales mix was 38% (38%), software 23% (22%) and services 39% (40%).

Gross income and margin

Adjusted gross income increased to SEK 111.4 (104.4) b. while adjusted gross margin increased to 44.9% (39.6%). The improvement in gross margin was driven by a more favorable market mix, cost-reduction initiatives, higher IPR licensing revenues, and the decision to focus on more profitable market segments in Enterprise.

Reported gross income increased to SEK 109.4 (101.6) b., with a gross margin of 44.1% (38.6%).

Research and development (R&D) expenses

R&D expenses increased to SEK -53.5 (-50.7) b., including restructuring charges of SEK -2.1 (-2.4) b. Excluding restructuring charges, R&D expenses increased by SEK -3.2 b. YoY, including a SEK -1.4 b. impact relating to the impairment of intangible assets, as well as a SEK -0.7 b. impact from a lower rate of capitalization of development expenses in Enterprise. Excluding these items, the benefit from cost actions offset salary increases, and partly offset higher variable incentive accruals. The higher incentive accruals resulted from a bonus outcome above target level in 2024, whereas the outcome was below target in 2023.

Selling and administrative (SG&A) expenses

SG&A expenses increased to SEK -51.7 (-39.3) b., including a SEK -12.6 b. impact relating to the impairment of intangible assets in the year, restructuring charges of SEK -0.8 (-1.3) b., and a SEK 0.4 b. benefit from lower amortization following the impairment of intangible assets. Excluding these items, SG&A expenses increased by SEK -0.6 b. primarily reflecting investments in segment Enterprise to improve operational effectiveness, as well as higher variable incentive accruals, with salary increases offset by cost efficiency actions. The higher incentive accruals resulted from a bonus outcome above target level in 2024, whereas the outcome was below target in 2023.

Other operating income and expenses

Other operating income and expenses were SEK 0.6 (-31.9) b., impacted by non-cash impairment charges of SEK -1.3 (-31.9) b. mainly related to the Vonage acquisition, and a one-time gain of SEK 1.9 b. reported in Q1 2024.

Restructuring charges

Restructuring charges were SEK -5.0 (-6.5) b. mainly related to redundancy activities, including actions to right-size operations to align with a lower level of customer demand in some markets as well as actions to improve efficiency. Gross income included SEK -2.0 (-2.8) b. of restructuring charges, while operating expenses included SEK -3.0 (-3.7) b. of restructuring charges.

EBITA

Adjusted EBITA increased to SEK 27.2 (21.4) b., as higher gross income was partly offset by increased operating expenses. The adjusted EBITA margin was 11.0% (8.1%).

EBITA increased to SEK 22.1 (14.9) b. corresponding to an EBITA margin of 8.9% (5.7%).

EBIT

Adjusted EBIT increased to SEK 9.3 (-13.8) b. with a margin of 3.8% (-5.2%) including a SEK -15.3 (-31.9) b. non-cash impairment charge mainly attributed to the Vonage acquisition. The amortization of acquisition-related intangible assets was SEK -2.5 (-3.3) b. Reported EBIT (loss) increased to SEK 4.3 (-20.3) b. with an EBIT margin of 1.7% (-7.7%).

Financial income and expenses, net

Financial income and expenses were SEK -1.7 (-3.0) b., benefiting from a higher net cash position. The currency hedge effect was SEK 0.1 (-0.2) b. The USD strengthened against the SEK between December 31, 2023 (SEK/USD rate 10.01) and December 31, 2024 (SEK/USD rate 10.99).

Income tax

Taxes were SEK -2.2 (-2.8) b. The effective tax rate excluding impairment charges, mainly goodwill and intangible assets related to Vonage, was 28% for 2024. The effective tax rate for 2023 was 32%, excluding the impairment of goodwill related to Vonage.

Net income

Net income increased to SEK 0.4 (-26.1) b. Diluted EPS increased to SEK 0.01 (-7.94).

Employees

The number of employees on December 31, 2024, was 94,236 compared with 99,952 on December 31, 2023.

4 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Group results

Market area sales

SEK b.	Q4 2024	Q4 2023	YoY change	YoY organic growth	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change	YoY organic growth
North America	22.0	14.4	53%	54%	20.4	8%	72.9	59.2	23%	24%
Europe and Latin America	19.4	19.2	1%	2%	15.2	28%	63.4	64.9	-2%	-2%
South East Asia, Oceania and India	8.4	11.8	-28%	-28%	7.7	10%	32.4	53.3	-39%	-38%
North East Asia	7.1	9.1	-22%	-22%	3.7	92%	18.8	23.9	-22%	-19%
Middle East and Africa	6.3	7.8	-19%	-18%	4.9	29%	20.8	23.7	-13%	-12%
Other	9.7	9.6	1%	3%	10.0	-3%	39.6	38.2	4%	6%
Of which IPR	3.5	2.7	32%	—	3.5	1%	14.0	11.1	26%	—
Total	72.9	71.9	1%	2%	61.8	18%	247.9	263.4	-6%	-5%

Fourth quarter comments

Market Area North America

Sales increased by 54%* YoY. Networks sales increased by 70%*, benefiting from contract wins, increased network investments by some large customers, and strong year-end software demand. Cloud Software and Services sales increased by 11%* reflecting timing of project deliverables. Reported sales increased by 53% YoY.

Market Area Europe and Latin America

Sales increased by 2%* YoY. Sales in Europe increased, despite a challenging market environment, benefiting from market share gains and strong deliveries. In Latin America, sales decreased due to continued intense competition and lower customer network investments. Reported sales increased by 1% YoY. In the quarter, Europe’s first contract for high-performing programmable network integration was signed with MasOrange.

Market Area South East Asia, Oceania and India

Sales decreased by -28%* YoY. Networks sales declined primarily due to lower customer investment levels in India after a record 2023. Cloud Software and Services sales declined, reflecting project deliverables in the prior year and the descoping of a managed services contract. Reported sales declined by -28% YoY. In the quarter, a multi-year contract extension for 4G and 5G RAN was announced with Bharti Airtel in India and a majority share of nationwide 5G deployment for VNPT in Vietnam was awarded.

Market Area North East Asia

Sales declined by -22%* YoY. Networks sales declined due to reduced customer investments in some 5G frontrunner markets. Cloud Software and Services sales declined due to timing of project deliverables. Reported sales declined by -22% YoY.

Market Area Middle East and Africa

Sales declined by -18%* YoY. Networks sales declined in the Middle East, as investment levels moderated following recent 5G build-out, and in Africa as macroeconomic headwinds continued. Cloud Software and Services sales declined, primarily due to timing of project deliverables. Reported sales decreased by -19% YoY.

Market Area Other

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 3%* YoY driven by IPR licensing revenues, partly offset by the decline in Enterprise sales. Reported sales increased by 1% YoY.

IPR

A patent licensing agreement renewal was signed in the quarter and IPR licensing revenues increased to SEK 3.5 (2.7) b., part of which related to retroactive revenue for unlicensed periods.

Full-year comments

Market Area North America

Sales increased by 24%* YoY with Networks sales increasing by 31%* as a result of contract wins and selective network investments by some large customers. Cloud Software and Services sales increased by 2%*. Reported sales increased by 23% YoY.

Market Area Europe and Latin America

Sales decreased by -2%* YoY. Sales in Europe were stable with lower customer capex spend, offset by strong customer deliveries and market share gains. Sales in Latin America declined due to increased price competition and lower customer network investments. Reported sales decreased by -2% YoY.

Market Area South East Asia, Oceania and India

Sales decreased by -38%* YoY, primarily reflecting more normalized Network investment levels in India, after a record year in 2023. Sales in South East Asia declined reflecting lower customer investment levels due to market consolidation and macroeconomic uncertainty, partly offset by recent contract wins. Cloud Software and Services sales declined, reflecting timing of project deliverables as well as descoping and exit of managed services contracts. Reported sales declined by -39% YoY.

Market Area North East Asia

Sales declined by -19%* YoY. Networks sales declined due to reduced customer investments in some 5G frontrunner markets. Cloud Software and Services sales declined, reflecting timing of project deliverables and descoping of some low-margin contracts. Reported sales declined by -22% YoY.

Market Area Middle East and Africa

Sales declined by -12%* YoY. Networks sales declined reflecting lower Middle East investments, following an accelerated 5G rollout in 2023. In Africa, macroeconomic headwinds and currency devaluations impacted customer investment levels, and price competition remained intense. Cloud Software and Services sales declined due to timing of project deliverables. Reported sales decreased by -13% YoY.

Market Area Other

Market area Other primarily includes IPR licensing revenues and almost all sales in segment Enterprise. Sales increased by 6%* YoY driven by IPR licensing revenues, partly offset by the decline in Enterprise sales. Reported sales increased by 4% YoY.

IPR

IPR licensing revenues increased to SEK 14.0 (11.1) b. in 2024 as a result of new 5G license agreements and renewals. The increase includes retroactive revenue from previously unlicensed periods. Opportunities to further grow IPR licensing revenues remain.

5 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Market area sales

Segment results

Mobile Networks – Segment Networks

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	46.8	45.0	4%	40.0	17%	158.2	171.4	-8%
Of which IPR licensing revenues	2.9	2.2	32%	2.9	1%	11.4	9.1	26%
Organic sales growth	—	—	5%	—	—	—	—	-6%
Gross income	22.3	18.6	20%	19.3	15%	73.6	68.0	8%
Gross margin	47.7%	41.4%	—	48.3%	—	46.6%	39.6%	—
EBIT	9.3	6.1	52%	7.5	24%	25.7	19.4	32%
EBIT margin	19.8%	13.6%	—	18.7%	—	16.2%	11.3%	—
EBITA	9.4	6.1	53%	7.5	24%	25.9	19.5	33%
EBITA margin	20.0%	13.6%	—	18.8%	—	16.3%	11.4%	—
Restructuring charges	-0.7	-1.3	—	-0.6	—	-1.9	-4.4	—
Adjusted financial measures
Adjusted gross margin	49.1%	43.2%	—	48.7%	—	47.2%	40.8%	—
Adjusted EBIT	10.0	7.4	35%	8.1	24%	27.6	23.8	16%
Adjusted EBIT margin	21.4%	16.5%	—	20.2%	—	17.4%	13.9%	—
Adjusted EBITA	10.1	7.4	36%	8.1	25%	27.8	23.9	16%
Adjusted EBITA margin	21.6%	16.5%	—	20.3%	—	17.5%	14.0%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

Net sales

Sales increased by 5%* YoY. Sales grew in market areas North America and Europe and Latin America but declined in the other market areas. Reported sales increased by 17% sequentially, primarily driven by growth in market areas Europe and Latin America and North East Asia, as well as continued good growth in market area North America. Reported sales increased by 4% YoY to SEK 46.8 (45.0) b.

Sales in market area North America increased by 70%* YoY, benefiting from contract wins and increased network investments by some large customers, while sales in market area Europe and Latin America grew by 3%*. Sales in the other market areas decreased materially, particularly in market area South East Asia, Oceania and India, as operator capex investments in India normalized after a record 2023. Sales were supported by increased IPR licensing revenues, benefiting from new 5G licensing agreements signed in each of Q1-Q4 2024.

Gross income and margin

Adjusted gross margin increased to 49.1% (43.2%), benefiting from a favorable market mix, as well as improved supply chain effectiveness. In addition, gross margin was supported by higher IPR licensing revenues. Adjusted gross income increased to SEK 23.0 (19.4) b.

EBITA

Adjusted EBITA increased to SEK 10.1 (7.4) b. with an adjusted EBITA margin of 21.6% (16.5%). The benefit of higher gross income and continued efficiency improvements in operating expenses was partly offset by an increase in variable incentive accruals, reflecting a bonus outcome above target level in 2024 and below target in 2023.

Full-year comments

Net sales

Sales decreased by -6%* YoY, as strong sales growth in market area North America was offset by lower sales in the other market areas, where operators largely remained cautious with their investments. Reported sales decreased by -8% YoY to SEK 158.2 (171.4) b.

Sales in market area North America increased by 31%* YoY, as a result of contract wins and selective network investments by some large customers. Sales in the other market areas decreased. Sales declined by -45%* in market area South East Asia, Oceania and India, primarily due to more normalized investment levels in India following a record year in 2023. Sales were supported by increased IPR licensing revenues, benefiting from new 5G licensing agreements signed in each of Q1-Q4 2024.

Gross income and margin

Adjusted gross margin increased to 47.2% (40.8%), as a result of a favorable market mix, continued cost-reduction initiatives and improved supply chain effectiveness. In addition, gross margin was supported by higher IPR licensing revenues. Adjusted gross income increased to SEK 74.7 (69.9) b.

EBITA

Adjusted EBITA increased to SEK 27.8 (23.9) b. with an adjusted EBITA margin of 17.5% (14.0%). Higher gross income and efficiency improvements were partly offset by an increase in variable incentive accruals, reflecting a bonus outcome above target level in 2024 and below target in 2023. Strategic R&D investments continued to build high-performing programmable networks to maintain technology leadership.

6 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Segment results

Mobile Networks – Segment Cloud Software and Services

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	19.5	19.6	-1%	15.0	30%	62.6	63.6	-2%
Of which IPR licensing revenues	0.6	0.5	32%	0.6	1%	2.5	2.0	26%
Organic sales growth	—	—	0%	—	—	—	—	-1%
Gross income	7.2	7.2	1%	5.5	31%	23.0	22.1	4%
Gross margin	37.2%	36.7%	—	37.0%	—	36.8%	34.7%	—
EBIT (loss)	1.1	1.8	-40%	-0.4	—	-0.4	-0.2	—
EBIT margin	5.6%	9.4%	—	-3.0%	—	-0.7%	-0.3%	—
EBITA (loss)	1.1	1.8	-40%	-0.4	—	-0.4	-0.2	—
EBITA margin	5.7%	9.4%	—	-2.9%	—	-0.6%	-0.3%	—
Restructuring charges	-0.7	-0.2	—	-0.9	—	-2.4	-1.9	—
Adjusted financial measures
Adjusted gross margin	39.0%	37.3%	—	38.7%	—	38.2%	36.0%	—
Adjusted EBIT	1.8	2.0	-11%	0.4	327%	2.0	1.7	17%
Adjusted EBIT margin	9.2%	10.3%	—	2.8%	—	3.2%	2.7%	—
Adjusted EBITA	1.8	2.0	-11%	0.4	322%	2.0	1.7	16%
Adjusted EBITA margin	9.3%	10.4%	—	2.9%	—	3.2%	2.7%	—

Breakdown of sales into products, services and IPR licensing is available in the back-end tables.

Fourth quarter comments

Net sales

Sales were stable* YoY, with sales growth in market area North America offset by sales declines in the other market areas. Reported sales increased by 30% sequentially, primarily driven by market areas Europe and Latin America and North America. Reported sales decreased by -1% YoY to SEK 19.5 (19.6) b.

Sales grew by 11%* YoY in market area North America reflecting timing of project deliverables. Sales were stable in market area Europe and Latin America but declined in the other market areas, largely reflecting the timing of project deliverables. Sales were supported by increased IPR licensing revenues, benefiting from new 5G licensing agreements signed in 2024.

Gross income and margin

Adjusted gross margin increased to 39.0% (37.3%) as a result of improved delivery performance and a higher share of software sales. Gross margin was also supported by higher IPR licensing revenues. Adjusted gross income increased to SEK 7.6 (7.3) b.

EBITA

Adjusted EBITA declined to SEK 1.8 (2.0) b. with an adjusted EBITA margin of 9.3% (10.4%). The improvement in gross income and the effect of cost-efficiency measures in operating expenses were offset by an increase in variable incentive accruals, reflecting a bonus outcome above target level in 2024.

Full-year comments

Net sales

Sales declined by -1%* YoY, with moderate growth in core networks offset by lower services sales mainly due to timing of project deliverables. In addition, managed services contracts have been descoped in some markets. Reported sales decreased by -2% YoY to SEK 62.6 (63.6) b. with services sales accounting for 64% (66%) of net sales.

Sales grew in market areas North America and Europe and Latin America as a result of timing of project deliverables, while sales declined in other market areas. Sales were supported by increased IPR licensing revenues, as a result of new 5G licensing agreements signed in 2024.

Gross income and margin

Adjusted gross margin increased to 38.2% (36.0%) benefiting from improved delivery performance, cost actions and continued focus on commercial discipline. Gross margin was also supported by higher IPR licensing revenues. Adjusted gross income increased to SEK 23.9 (22.9) b.

EBITA

Adjusted EBITA increased to SEK 2.0 (1.7) b. with an adjusted EBITA margin of 3.2% (2.7%). Higher gross income, efficiency improvements and cost actions were partly offset by an increase in variable incentive accruals, reflecting a bonus outcome above target level in 2024, as well as investments in the 5G portfolio and in resilience. Strategy execution continues, with a focus on commercial discipline, acceleration of automation, and scalable software deployment.

7 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Segment results

Segment Enterprise

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	6.1	6.7	-9%	6.3	-4%	24.9	25.7	-3%
Of which Global Comms Platform (Vonage)	3.4	4.1	-17%	3.8	-11%	14.8	16.4	-10%
Of which Enterprise Wireless Solutions	1.4	1.2	19%	1.3	10%	4.9	4.2	17%
Organic sales growth	—	—	-7%	—	—	—	—	-2%
Gross income	3.3	3.0	11%	3.3	0%	12.8	12.0	6%
Gross margin	54.3%	44.3%	—	52.3%	—	51.4%	46.7%	—
EBIT (loss)	-1.9	-1.6	—	-1.2	—	-22.1	-38.3	—
EBIT margin	-30.8%	-24.5%	—	-19.0%	—	-88.8%	-148.9%	—
EBITA (loss)	-1.3	-0.8	—	-0.8	—	-4.5	-3.3	—
EBITA margin	-21.8%	-12.4%	—	-13.0%	—	-18.0%	-12.7%	—
Restructuring charges	-0.2	0.0	—	0.0	—	-0.5	-0.2	—
Adjusted financial measures
Adjusted gross margin	54.3%	44.3%	—	52.4%	—	51.5%	46.7%	—
Global Comms Platform (Vonage)	49.6%	42.5%	—	44.0%	—	44.8%	42.1%	—
Enterprise Wireless Solutions	57.5%	36.1%	—	60.7%	—	58.8%	52.2%	—
Adjusted EBIT (loss)	-1.7	-1.6	—	-1.2	—	-21.6	-38.2	—
Adjusted EBIT margin	-28.3%	-24.1%	—	-18.4%	—	-86.8%	-148.2%	—
Adjusted EBIT (loss)excluding impairments ¹	-1.6	-1.6	—	-1.2	—	-6.3	-6.3	—
Adjusted EBIT margin excluding impairments ¹	-25.6%	-24.1%	—	-18.4%	—	-25.3%	-24.3%	—
Adjusted EBITA (loss)	-1.2	-0.8	—	-0.8	—	-4.0	-3.1	—
Of which Global Comms Platform (Vonage) ²	-0.6	0.3	—	-0.4	—	-2.0	0.3	—
Of which Enterprise Wireless Solutions ²	-0.5	-1.1	—	-0.5	—	-2.2	-3.5	—
Adjusted EBITA margin	-19.3%	-12.0%	—	-12.4%	—	-16.0%	-12.0%	—

[1]	Excluding the non-cash impairments recorded in the second and fourth quarter 2024, relating to the impairment of intangible assets mainly attributed to the Vonage acquisition.
[2]	Common costs are included at segment level only (not distributed within the segment).

Fourth quarter comments

Net sales

Sales declined by -7%* YoY, with lower sales in Global Communications Platform partly offset by growth in Enterprise Wireless Solutions. Reported sales decreased by -9% YoY to SEK 6.1 (6.7) b.

Reported sales growth in Enterprise Wireless Solutions accelerated to 19% YoY, reflecting strong growth in private 5G and neutral host solutions. WWAN and Security solutions billings growth improved YoY, driven by strong customer renewals and recent product launches.

Reported sales in Global Communications Platform declined by -17% YoY, negatively impacted by the decision to focus on more profitable market segments and to reduce activities in some countries.

Gross income and margin

Adjusted gross margin increased to 54.3% (44.3%), benefiting from the decision to focus on more profitable market segments. Adjusted gross income increased to SEK 3.3 (3.0) b. reflecting higher sales and gross income in Enterprise Wireless Solutions.

EBITA (loss)

Adjusted EBITA (loss) was SEK -1.2 (-0.8) b. The decrease primarily reflects non-recurring impacts, in part related to the exit of certain businesses, as well as increased investments to improve operational effectiveness. Adjusted EBITA margin was -19.3% (-12.0%).

Full-year comments

Net sales

Sales declined by -2%* YoY, with lower sales in Global Communications Platform partly offset by growth in Enterprise Wireless Solutions. Reported sales decreased by -3% YoY to SEK 24.9 (25.7) b.

Reported sales in Enterprise Wireless Solutions grew by 17% YoY, benefiting from good demand for private 5G and neutral host solutions as well as customer contract renewals in WWAN and Security solutions. Reported sales in Global Communications Platform declined -10% YoY, negatively impacted by the decision to focus on more profitable market segments and to reduce activities in some countries, as well as by a low-margin customer contract loss in Q4 2023. The negative impact was partly offset by growth in higher value market segments, including call center solutions.

Gross income and margin

Adjusted gross margin increased to 51.5% (46.7%), supported by an improved business mix following the decision to focus on more profitable markets and products. Adjusted gross income improved to SEK 12.8 (12.0) b., benefiting from sales growth in Enterprise Wireless Solutions and the focus on more profitable market segments.

EBITA (loss)

Adjusted EBITA (loss) declined to SEK -4.0 (-3.1) b. The decrease was primarily due to increased investments to improve operational effectiveness in Global Communications Platform and a lower rate of capitalization of development expenses, partly offset by operational efficiency improvements in Enterprise Wireless Solutions and in Technologies and New Businesses. Adjusted EBITA margin was -16.0% (-12.0%).

8 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Segment results

Segment Other

SEK b.	Q4 2024	Q4 2023	YoY change	Q3 2024	QoQ change	Jan-Dec 2024	Jan-Dec 2023	YoY change
Net sales	0.6	0.6	-9%	0.5	12%	2.2	2.5	-14%
Organic sales growth	—	—	-10%	—	—	—	—	-15%
Gross income	-0.2	-0.2	—	0.0	—	-0.1	-0.5	—
Gross margin	-29.5%	-26.0%	—	1.8%	—	-4.2%	-18.2%	—
EBIT (loss)	-0.5	-0.5	—	-0.1	—	1.2	-1.2	—
EBIT margin	-93.5%	-72.9%	—	-14.6%	—	53.6%	-45.5%	—
EBITA (loss)	-0.5	-0.5	—	-0.1	—	1.2	-1.2	—
EBITA margin	-93.5%	-72.9%	—	-14.6%	—	53.7%	-45.4%	—
Restructuring charges	0.0	0.0	—	-0.1	—	-0.2	0.0	—
Adjusted financial measures
Adjusted gross margin	-22.7%	-22.8%	—	5.1%	—	-1.5%	-17.7%	—
Adjusted EBIT (loss)	-0.5	-0.4	—	0.0	—	1.3	-1.2	—
Adjusted EBIT margin	-85.9%	-70.0%	—	-1.4%	—	61.3%	-46.0%	—
Adjusted EBITA (loss)	-0.5	-0.4	—	0.0		1.3	-1.2	—
Adjusted EBITA margin	-85.9%	-70.0%	—	-1.4%	—	61.4%	-45.9%	—

Fourth quarter comments

Net sales

Reported sales were stable at SEK 0.6 (0.6) b., despite the divestment of the IoT business in 2023, due to increased sales in the media businesses.

Gross income and margin

Adjusted gross income was stable at SEK -0.1 (-0.1) b. Adjusted gross margin remained at -22.7% (-22.8%).

EBITA (loss)

Adjusted EBITA (loss) was SEK -0.5 (-0.4) b. primarily reflecting the accelerated recognition of losses in the media businesses and an impairment in Ericsson Ventures.

Full-year comments

Net sales

Reported sales declined to SEK 2.2 (2.5) b., primarily due to the divestment of the IoT business in 2023 and lower sales in the media businesses.

Gross income and margin

Adjusted gross income improved to SEK 0.0 (-0.4) b. mainly reflecting higher asset impairments in 2023. Adjusted gross margin increased to -1.5% (-17.7%).

EBITA (loss)

Adjusted EBITA (loss) was SEK 1.3 (-1.2) b., with the increase mainly related to a one-time gain of SEK 1.9 b. from the resolution of a commercial dispute, as well as lower operational cost due to the divestment of the IoT business in 2023.

9 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Segment results

Cash flow and financial position

Free cash flow bridge, SEK b.	Q4 2024	Q4 2023	Q3 2024	Jan-Dec 2024	Jan-Dec 2023
Adjusted EBIT (loss)	9.6	7.4	7.3	9.3	-13.8

Depreciation, amortization and impairment losses	2.8	3.1	2.3	25.7	43.9

Restructuring charges	-1.6	-1.5	-1.6	-5.0	-6.5

Changes in working capital ¹)	7.8	6.6	7.8	22.8	-12.0

Interest paid/ received,taxes paid, and other	-1.1	-1.0	-1.5	-6.6	-4.4

Cash flow from operating activities	17.5	14.5	14.4	46.3	7.2

Capex net and other investing activities	-1.1	-1.2	-0.8	-3.7	-5.4

Repayment of lease liabilities	-0.6	-0.8	-0.6	-2.5	-2.9

Free cash flow before M &A	15.8	12.5	12.9	40.0	-1.1

M&A	-0.1	-0.2	-0.1	-0.3	-2.1

Free cash flow after M &A	15.7	12.2	12.9	39.7	-3.2

Cash flow from operating activities	17.5	14.5	14.4	46.3	7.2
Cash flow from investing activities	-8.3	-6.8	-0.3	-16.0	-8.7
Cash flow from financing activities	-5.4	3.7	-4.2	-23.9	1.0

SEK b.	Dec 31 2024	Dec 31 2023	Sep 30 2024
Gross cash	75.9	54.7	62.2

-Borrowings, current	6.1	17.7	3.1
-Borrowings, non-current	31.9	29.2	33.5

Net cash	37.8	7.8	25.5

Equity	93.0	97.4	85.4
Total assets	292.4	297.0	272.5
Capital turnover (times)	1.5	1.4	1.4
Return on capital employed (%)	2.5%	-10.7%	-2.9%

Non-IFRS financial measures are reconciled at the end of this report to the most directly reconcilable line items in the financial statements.

[1]	Defined as Changes in operating net assets.

Fourth quarter comments

Cash flow

Free cash flow before M&A was SEK 15.8 (12.5) b. benefiting from strong earnings and lower working capital. The reduction in working capital was a result of a favorable market mix, and strong collections, supported by early payments from customers, as well as further efficiency improvements in supply chain management.

Cash flow from investing activities was SEK -8.3 (-6.8) b., mainly driven by investments in interest-bearing securities following the increase in gross cash.

Cash flow from financing activities was SEK -5.4 (3.7) b. including the SEK -4.5 b. payment of the second dividend installment.

Financial position

Gross cash increased sequentially by SEK 13.7 b. to SEK 75.9 b. Ericsson has unutilized committed credit facilities of SEK 33.0 b. (USD 3.0 b.).

Net cash increased sequentially by SEK 12.3 b. to SEK 37.8 b. driven by positive free cash flow after M&A, partly offset by dividends paid.

Full-year comments

Cash flow

Free cash flow before M&A was SEK 40.0 (-1.1) b. benefiting from strong earnings and a significant reduction in working capital. The reduction in working capital was a result of a favorable market mix, following the completion of network rollouts in India and strong sales growth in market area North America. Working capital also benefited from strong collections, supported by early payments from customers, and efficient supply chain management.

Cash flow from investing activities was SEK -16.0 (-8.7) b., mainly driven by investments in interest-bearing securities following the increase in gross cash.

Cash flow from financing activities was SEK -23.9 (1.0) b. including dividends paid (SEK -9.2 b.), the repayment of a maturing EUR 500 m. bond, USD 400 m. of a liquidity revolving credit facility, and a USD 281 m. loan. This was partly offset by the disbursement of two loans of USD 184 m. and USD 108 m., respectively.

Financial position

Gross cash increased by SEK 21.2 b. to SEK 75.9 b. Ericsson had unutilized committed credit facilities of SEK 33.0 b. (USD 3.0 b.) as of December 31, 2024.

The average maturity of parent company borrowings was 3.6 years as of December 31, 2024, compared with 3.2 years as of December 31, 2023.

Net cash increased by SEK 30.0 b. to SEK 37.8 b. driven by positive free cash flow after M&A, offset by dividends paid.

Liabilities for post-employment benefits decreased in the year to SEK 24.4 b. from SEK 26.2 b. The Swedish defined benefit obligation (DBO) was calculated using a discount rate based on the yields of Swedish government bonds. If the discount rate had been based on Swedish covered mortgage bonds, the liability for post-employment benefits would have been approximately SEK 13.9 b. (SEK 10.5 b. lower than current DBO).

10 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Cash flow and financial position

Key data points

Market

Dell’Oro estimates that the global RAN equipment market will grow by 0% to +2% in 2025. North America is expected to grow by +5% to +10%, Europe to decline/grow by -5 to +5% and Mainland China to decline by -10% to -20%.

Source: Dell’Oro Mobile RAN quarterly report 3Q24, Nov 2024.

Ericsson

Net sales

Reported average seasonality, last 3 years (2022–2024), %.

	Q4gQ1	Q1gQ2	Q2gQ3	Q3gQ4
Networks	-24%	+8%	+3%	+16%
Cloud Software and Services	-33%	+15%	+1%	+33%

Net sales may show large variations between quarters, including currency changes.

Currency exposure

Rule of thumb: A 10% appreciation/depreciation in the USD vs. SEK would have a positive/negative impact of approximately 5% on net sales.

Amortization of intangible assets

Amortization of intangible assets is expected to be around SEK -0.5 b. per quarter, of which approximately SEK -0.4 b. related to segment Enterprise.

Restructuring charges

Restructuring charges for 2025 are expected to remain at elevated levels.

Segments

Networks

Sales growth in Q1 2025 is expected to be broadly similar to 3-year average seasonality.

Adjusted gross margin in Q1 is expected to be in the range of 47%-49%.

Cloud Software and Services

Sales growth in Q1 2025 is expected to be to be broadly similar to 3-year average seasonality.

11 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Key data points

Parent Company

Income after financial items January – December 2024, was SEK 6.6 (-0.7) b.

At the end of the year, gross cash (cash, cash equivalents plus interest-bearing securities, current and non-current) amounted to SEK 58.7 (34.9) b.

There was an increase in intercompany lending of SEK 3.4 b. and a decrease in intercompany borrowing of SEK 2.0 b. in the quarter.

The Parent Company has recognized dividends from subsidiaries of SEK 13.8 (15.7) b. in the quarter.

At the end of the year, non-restricted equity amounted to SEK 22.3 (27.6) b., and total equity amounted to SEK 70.6 (75.8) b.

The holding of treasury stock on December 31, 2024, was 15,579,561 Class B shares.

12 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Parent Company

Dividend, AGM, and Annual Report

Dividend proposal

The Board of Directors proposes to the Annual General Meeting a dividend to the shareholders of SEK 2.85 (2.70) per share for the financial year 2024, representing a total dividend of approximately SEK 9.5 (9.0) b. The dividend is proposed to be paid in two installments, SEK 1.43 per share with the record date March 27, 2025, and SEK 1.42 per share with the record date September 29, 2025. Should the Annual General Meeting decide in favor of the proposal, payment of the dividend is expected to be made on April 1, 2025, and on October 2, 2025. The dividend considers this year’s earnings and balance sheet structure, as well as coming years’ business plans and expected economic development.

Ericsson Annual General Meeting

The Annual General Meeting of shareholders will be held on March 25, 2025. Additional information about the Annual General Meeting of shareholders will be made available on Ericsson’s website.

Annual Report

The annual report will be made public and available on the Ericsson website www.ericsson.com.

13 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Dividend, AGM, and Annual Report

Other information

Legal proceedings not involving governmental authorities

In August 2022, a civil lawsuit was filed in the United States District Court for the District of Columbia against Telefonaktiebolaget LM Ericsson and Ericsson Inc. (collectively, the “Ericsson defendants”). The lawsuit was brought by US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan and Syria from 2005 to 2021, as well as by their family members. The lawsuit asserts claims against the Ericsson defendants under the US Anti-Terrorism Act alleging that the Ericsson defendants made payments that ultimately aided the terrorist organizations that committed, planned or authorized the attacks. In November 2022, the Ericsson defendants filed a motion to dismiss the complaint. On December 20, 2022, plaintiffs filed an amended complaint, which added additional plaintiffs, including a plaintiff injured in Turkey, and also named Ericsson AB (collectively with the Ericsson defendants, the “Ericsson corporate defendants”), CEO Börje Ekholm and a former employee (who has not been served with process) as additional defendants and also asserted additional allegations and claims. In March 2023, the Ericsson corporate defendants and Mr. Ekholm filed motions to dismiss the amended complaint. Plaintiffs filed their oppositions to defendants’ motions to dismiss the amended complaint in June 2023, and defendants filed reply briefs in support of their motions to dismiss in July 2023. All briefing has been submitted, and resolution of the matter is pending with the District Court. All defendants will continue to vigorously defend this matter.

In February 2024, a second civil lawsuit also alleging violations of the US Anti-Terrorism Act was filed in the United States District Court for the District of Columbia. The lawsuit was filed by the same law firm and involves substantially similar factual allegations and claims as those made in the Anti-Terrorism Act lawsuit originally filed in August 2022, and similarly names the same Ericsson corporate defendants, CEO Börje Ekholm and a former employee as defendants. The new lawsuit was brought by additional US military service members, employees of US government contractors and other civilians who were killed or injured in terrorist attacks in Iraq, Afghanistan, Syria, Turkey, Niger, and France from 2005 to 2021, as well as by their family members. The District Court for the District of Columbia has stayed the proceedings in this matter pending its decision on the motions to dismiss in the earlier-filed suit. The defendants will vigorously defend this matter.

Beginning on August 4, 2023, a number of civil lawsuits have been filed against Telefonaktiebolaget LM Ericsson in Solna District Court, Sweden. As of October 15, 2024, 93 claimants have filed suit, which are coordinated and financed by a UK-based litigation funder. The claimants consist of a group of non-Swedish funds and financial institutions that allegedly are or have been shareholders of the Company. Their damages claims are primarily based on alleged inadequate disclosure of the contents of the Company’s 2019 internal Iraq investigation report. Ericsson filed its statement of defense on March 15, 2024, and will continue to vigorously defend this matter.

On October 11, 2023, Ericsson commenced patent infringement proceedings against certain Lenovo entities (together “Lenovo”) in the Eastern District of North Carolina. In the course of the proceedings, Ericsson seeks declarations that Ericsson has complied with its FRAND commitments and with the ETSI IPR Policy and that Lenovo has infringed Ericsson patents. Ericsson has also commenced patent infringement proceedings against Lenovo at the United States International Trade Commission and in other jurisdictions (Brazil and Colombia). In return, Lenovo has filed lawsuits against Ericsson in the High Court of Justice in the UK, at the Unified Patent Court, at the United States International Trade Commission, in the Eastern District of North Carolina, and has applied for an anti-suit injunction in the Eastern District of North Carolina. On February 14, 2024, the Eastern District of North Carolina denied the anti-suit injunction. Following Lenovo’s appeal, this decision was vacated and remanded to the Eastern District of North Carolina on October 24, 2024. This is a global dispute, and additional lawsuits and other legal actions may be initiated by the parties.

The Company actively manages its IPR portfolio and its need for third party licenses and is involved from time to time, in the ordinary course of business, in litigation related thereto, as plaintiff, defendant and other capacities.

In addition to the proceedings discussed above, the Company is, and in the future may be, involved in various other regulatory investigations, lawsuits, claims (including claims by third parties we have indemnified against infringement liability or provided guarantees to) and proceedings incidental to the ordinary course of business.

Legal proceedings involving governmental authorities

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

The Company continues to fully cooperate with the US Department of Justice (DOJ) in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics, including by providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

As part of its defense to a now settled patent infringement lawsuit filed by Ericsson in 2013 in the Delhi High Court against Indian handset company Micromax, Micromax filed a complaint against Ericsson with the Competition Commission of India. The Competition Commission of India decided to refer the case to the Director General’s Office for an in-depth investigation. The Competition Commission of India opened similar investigations against Ericsson in January 2014 based on claims made by Intex Technologies (India) Limited and, in 2015, based on a now settled claim from iBall. Ericsson has challenged Competition Commission of India’s jurisdiction in these cases before the Delhi High Court. On July 13, 2023, the Division Bench of the Delhi High Court found that in this instance the Competition Commission of India has no power to conduct the pending investigations against Ericsson. The Competition Commission of India has appealed this order to the Supreme Court of India.

In April 2019, Ericsson was informed by China’s State Administration for Market Regulations Anti-monopoly bureau that China’s State Administration for Market Regulations has initiated an investigation into Ericsson’s patent licensing practices in China. Ericsson is cooperating with the investigation, which is still in a fact-

14 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Other information

finding phase. The next steps include continued fact-finding and meetings with China’s State Administration for Market Regulations in order to facilitate the authority’s assessment and conclusions. In case of adverse findings, China’s State Administration for Market Regulations has the power to impose behavioral and financial remedies.

PRESS RELEASES

Oct 29, 2024	Ericsson announces change to the Executive Team

15 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Other information

Risk factors

Ericsson is exposed to a number of risks in its activities. To stimulate identification and support cross-functional treatment within the Ericsson Group, risks are grouped in a number of categories, including, for example, risks relating to technology, IPR, compliance, project execution, operations, products and services, treasury and accounting, the geopolitical environment, M&A, cybersecurity and occupational health and safety. Ericsson’s risk management is embedded into strategy development and operational processes and material Group risks are regularly assessed and reviewed by executives as required by Ericsson’s Material Group Risk Protocol to ensure accountability, effectiveness, efficiency, business continuity and compliance. Risks are defined in both a short-term and long-term perspective and are related to long-term objectives and strategic direction as well as to short-term objectives. Risk factors and uncertainties of relevance to Ericsson are described in the Ericsson Annual Report 2023 and in the Annual Report on Form 20-F for the year ended December 31, 2023 (in the following, the “Annual Report 2023”), as well as in Ericsson’s quarterly reports. Updates to these risk factors and uncertainties observed by Ericsson that are deemed of short-term relevance include, but are not limited to, the following risks described below. See also the risks set out in the section titled “Forward-Looking Statements.”

Ongoing geopolitical and trade uncertainty from a range of factors may have a material adverse impact on Ericsson’s business, operations and ability to meet its targets, as well as the information and telecommunications industry as a whole.

As mentioned in the Annual Report 2023, including in the risk factor 1.1, geopolitical alliances are shifting as global tensions over trade and influence drive growing economic, technological, military, and political competition across the world, particularly between the US and China. Geopolitical tensions and ongoing conflicts such as those in the broader Middle East, Russia and Ukraine, amplify the risk of government intervention, including protectionist interventions, such as tariffs, security-related requirements, such as increased regulatory barriers, restrictions on technology transfers, telecommunications and digital infrastructure to promote national security, as well as trade restrictions, export controls and enhanced sanctions measures. Additionally, geopolitical instability increasingly leads some governments to use the private sector for political objectives, including by restricting or enabling market access based on national security interests, leveraging influence over industry standards, providing financial support to domestic companies or restricting the use of foreign equipment or technology in critical infrastructure.

There are particular uncertainties for the future bilateral trading relationship between China and a number of countries, including the United States and Sweden, as a result of the restrictions imposed on Chinese vendors or components in 5G networks. These restrictions have been adopted in many countries and have resulted and may continue to result in constraints on access to hardware and software products and components. Ericsson may be affected by any further deterioration of the relationships between these countries. In addition, the Company has business operations in China, and further changes in economic and political policies in or relating to China could have a material adverse effect on the Company’s business. In addition, the incoming US administration has indicated that it intends to impose a broad range of tariffs on imports to the US, which could have significant negative impacts throughout the information and telecommunications industry, including the Company’s international product development and global value and supply chains. Restrictions on international trade, such as tariffs and other controls on imports or exports of goods, technology or data, could have a material adverse effect on Ericsson’s business.

Due to the strategic nature of the information and telecommunications industry, Ericsson is exposed to competitive risks from state-supported enterprises, particularly from countries with significant government-backed industries. Companies in these industries may receive financial support, favorable regulatory environments and selective enforcement of rules that enable them to operate at a scale and with a cost structure that private sector companies cannot match. They may also receive market and technology access that grants them significant competitive advantages. This dynamic can create competitive pressures, particularly in international markets where these government-supported enterprises can operate with significantly lower margins compared to private sector companies. Additionally, such state-backed entities may pursue opportunities in pursuit of strategic objectives of their government owners and supporters, with less focus on financial returns, allowing for these companies to increase their market share disproportionately.

Over the last several years there have been sustained challenges to the global free trade system, including towards the World Trade Organization dispute settlement body. Certain countries have moved away from the multilateral system and instead have imposed tariffs and other trade barriers, price or exchange controls, restrictions of imports and other government policies. Any increased prospect of government restrictions on international trade could negatively impact Ericsson’s ability to benefit from open markets and free trade and could limit Ericsson’s operations and decrease Ericsson’s profitability. Furthermore, the mandated or otherwise required localization of manufacturing and R&D or use of local suppliers or production, as well as their digital counterparts (including data localization of IT-infrastructure and restrictions on data flows), has been steadily growing, motivated by protectionism, domestic industrial policies and national security concerns. Geopolitical uncertainty has led to reduced efficiency in R&D, including restrictions on use of R&D resources, and opportunities to scale or grow with increasing logistical and administrative burdens, while polarization of the industry and fragmentation of global standards continues to develop (e.g., O-RAN). There is a risk of moves away from global value and supply chains and towards more regional or national alternatives. Governments may continue to impose conditions that require the use of local suppliers and local production or partnerships with local companies for R&D and IT-infrastructure, require the license or other transfer of intellectual property, or engage in other efforts to promote local businesses and local competitors, which could have a significant adverse impact on Ericsson’s ability to operate its global business efficiently.

Many countries, including the US and China, view technology, including telecommunications infrastructure and mobile wireless technologies, as critical infrastructure and aim to lead and influence global policy and regulations around such technologies. While Ericsson is a global company with a global presence, Ericsson may face unique challenges as a Swedish company because Sweden and Europe have historically exerted limited influence in shaping global technology policies compared to more prominent technology regulators and have not committed similar levels of investment in technology infrastructure. Neither Sweden nor the European Union have developed a common and cohesive technology agenda or technology geopolitical strategy, and where regulations in the European Union have been introduced, such regulations have focused on consumer pricing rather than promoting or protecting European-based technology or telecommunications companies.

16 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Risk factors

Consequently, Ericsson remains exposed to changes in global policy dynamics that it cannot directly or indirectly influence, and which may be influenced to benefit competitors. Additionally, due to the strategic nature of the industry in which Ericsson operates, foreign countries could support or develop a national champion as an alternative to the established global vendors, such as Ericsson, in order to have further control over local communication networks and infrastructure.

There are numerous ongoing local and regional conflicts, including the ongoing military conflicts between Ukraine and Russia (which market Ericsson has exited) and in the broader Middle East. While the ultimate impact of these events is unclear, the uncertainty they create is expected to continue. These geopolitical developments, including trade or security restrictions and export controls, enhanced sanctions measures and vendor consolidation, can negatively impact global market conditions, including market share, access and position. The strategic and sensitive nature of the information and telecommunications industry also heightens exposure to cyberattacks and corporate espionage, with respect to both technology and commercial matters, resulting in an increased risk of cyber threats from state-backed and criminal threat actors, including digital attacks aimed at disrupting, damaging or infiltrating another’s critical infrastructure, network and systems. Countries and their policies have been increasingly focused on mitigating the risk of cyber espionage, geolocation and data control, and the protection of critical national infrastructure and information.

Additionally, political instability, strict requirements on localization of data, manufacturing and R&D, or use of local suppliers or production in the regions in which the Company operates may further increase the risk of possible legal or regulatory violations by Ericsson or its employees. Any violation by Ericsson or its employees could cause severe reputational harm to the Company and have a material adverse effect on Ericsson’s business operations and result in government actions and the imposition of significant financial penalties and restrictions on the Company’s ability to do business, including with certain customers, such as government bodies or those in certain regulated sectors (e.g. telecommunications).

The continually evolving global geopolitical situation has had and will continue to have consequences for the entire information and telecommunications industry, with the possibility of further industry splits, separation of global value and supply chains and separation of global standards for mobile telecommunications. These developments have also led to several countries evaluating how to ensure uninterrupted access to telecommunication network infrastructure, for example through promoting disaggregation of the Radio Access Network, although the timing and extent of this remains unclear.

All of the above may have a material and potentially lasting adverse impact on Ericsson’s international product development and global value and supply chains and necessitate a flexible and adaptive organizational setup, therefore negatively impacting its profitability and business as a whole.

Ericsson is subject to certain US, UK and other anti-corruption (including anti-bribery, anti-money-laundering, sanctions, terror finance and anti-terrorism) laws, rules and regulations and other regulatory requirements or conditions in other jurisdictions or imposed as a result of foreign direct investment reviews and decisions, and may be subject to heightened scrutiny by governmental authorities.

As mentioned in the Annual Report 2023, including in the risk factor 3.3, Ericsson is, from time to time, involved in legal proceedings and regulatory investigations, and is subject to certain other regulatory requirements, conditions and agreements. If any of these lawsuits or legal proceedings are determined unfavorably against the Company or it is determined that the Company is not in compliance with any of these regulatory requirements, conditions or agreements, the Company could be required to pay substantial damages, fines and/or penalties, be subject to public scrutiny, negative reputational consequences, or become subject to additional enforcement actions, regulatory review and/or adverse decisions. Ericsson could face potential debarment from government contracting in the United States and elsewhere, reputational risk, as well as potential counterparty reluctance to continue business relationships. In addition, these ongoing matters and investigations require significant resources and costs for investigation, compliance and remediation that could lead to adverse financial and reputational consequences.

Additionally, due to the strategic nature of the industry in which Ericsson operates and its previously disclosed regulatory investigations, Ericsson is closely monitored by government authorities and may be subject to heightened scrutiny from regulators. As previously disclosed, Ericsson has resolved matters with government agencies through settlements, which increase regulatory scrutiny of its current and future compliance practices. This heightened scrutiny exposes Ericsson to an elevated risk of compliance audits, investigations and enforcement actions and any future perceived or actual non-compliance with applicable laws and regulations could result in more significant penalties, restrictions on its operations, or reputational harm that may impact its business relationships and customer trust.

In connection with the acquisition of Vonage by Ericsson, and as a condition to Committee on Foreign Investment in the United States’ (CFIUS) approval of the acquisition, Vonage, Ericsson and the US Department of Justice and the US Department of the Treasury, in their capacity as CFIUS monitoring agencies, entered into a National Security Agreement in July 2022, which imposes restrictions on access to certain types of sensitive data, equipment and systems. Vonage and Ericsson are engaged and cooperating with the CFIUS monitoring agencies in relation to ongoing compliance with the National Security Agreement restrictions, related remediation efforts to address concerns raised by the CFIUS monitoring agencies regarding such access, and the CFIUS monitoring agencies’ requests for information. The ongoing compliance efforts and related remediation have required changes to the Vonage business, including reduction and cessation of operations in certain jurisdictions. Further changes may be required which could adversely affect the Vonage business, including changes to business structure and additional compliance measures with associated costs. The CFIUS monitoring agencies review of integrations and connections of Ericsson and Vonage technologies could also increase time to market. Vonage and Ericsson continue to cooperate with the CFIUS monitoring agencies in investigating historical and ongoing compliance with the terms of the National Security Agreement. The ultimate outcome of these investigations remains uncertain. Violations of a CFIUS mitigation agreement, such as the National Security Agreement, can result in an enforcement action imposing monetary penalties or other remedies. CFIUS has increased its resources and focus on enforcement and has recently imposed major financial penalties for violations of mitigation agreements involving unauthorized access to sensitive data and failure to report such incidents promptly to CFIUS.

In February 2022, Ericsson publicly disclosed that an internal investigation in 2019 included a review of the conduct of Ericsson employees, vendors and suppliers in Iraq during the period between 2011 to 2019. The investigators could not determine the ultimate recipients of any payments, nor identify that any Ericsson employee was directly involved in financing terrorist organizations. The Company’s 2019 internal Iraq investigation did not conclude that Ericsson made or was responsible for any payments to any terrorist organization.

17 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Risk factors

The Company continues to fully cooperate with the DOJ in its investigation into matters discussed in the 2019 internal Iraq investigation report and related topics, including by providing additional documents and other information which continue to be requested by the DOJ. As additional information continues to be identified and evaluated in continued cooperation with the DOJ during its ongoing investigation, it is expected that there will not be any conclusive determinations on the outcome until the investigation is completed. The scope and duration of the investigation remains uncertain.

Ericsson is required to comply with anti-corruption and anti-bribery laws in the jurisdictions in which it operates, including the US Foreign Corrupt Practices Act, the UK Bribery Act and other similar laws in other countries in which the Company does business. As a result of doing business in foreign countries, including through channel partners and agents, Ericsson is exposed to risks of violating anti-corruption laws. As a company that operates in certain regulated sectors, Ericsson deals with both governments and state-owned business enterprises, the employees of which are often considered foreign officials for purposes of the US Foreign Corrupt Practices Act and other applicable anti-bribery legislation. Some of the international locations in which Ericsson operates have developing legal systems and may have higher levels of corruption than more developed jurisdictions. Actual or alleged non-compliance with anti-corruption laws and other laws governing the conduct of business with government entities and/or officials (including local laws) could subject Ericsson to criminal and civil penalties and other remedial measures, which could have a material adverse effect on Ericsson, including its reputation, business, financial condition, operating results, cash flows or prospects.

For additional information regarding certain of the legal proceedings and inquiries in which Ericsson is involved, see “Legal proceedings” in the Board of Directors’ Report in the Ericsson Annual Report 2023.

Stockholm, January 24, 2025

Telefonaktiebolaget LM Ericsson

Börje Ekholm, President and CEO

Org. No. 556016-0680

Date for next report: April 15, 2025.

18 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Risk factors

Editor’s note

Media and analyst briefing

Ericsson invites media, investors and analysts to a conference call and live video webcast at 09:00 AM CEST on January 24, 2025.

Link to the webcast, dial-in to audio conference, supporting material and replay will be available at:

www.ericsson.com/investors and

www.ericsson.com/newsroom

For further information, please contact:

Lars Sandström, Senior Vice President, Chief Financial Officer

Phone: +46 72 161 20 04

E-mail: investor.relations@ericsson.com

Stella Medlicott, Senior Vice President, Chief Marketing and

Communications Officer

Phone: +46 73 095 65 39

E-mail: media.relations@ericsson.com

Telefonaktiebolaget LM Ericsson

Org. number: 556016-0680

Torshamnsgatan 21

SE-164 83 Stockholm

Phone: +46 10 719 00 00

www.ericsson.com

Investors

Daniel Morris, Vice President,

Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director,

Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director,

Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: + 46 76 128 47 89

E-mail: media.relations@ericsson.com

Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

19 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Editor’s note

Forward-looking statements

This report includes forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “expect,” “foresee,” “anticipate,” “assume,” “intend,” “likely,” “projects,” “may,” “could,” “plan,” “estimate,” “forecast,” “will,” “should,” “would,” “predict,” “aim,” “ambition,” “seek,” “potential,” “target,” “might,” “continue,” or, in each case, their negative or variations, and similar words or expressions are used to identify forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking statements, including, in particular the following:

•	Potential material additional liability resulting from past conduct, including allegations of past conduct that remains unresolved or unknown in multiple jurisdictions including Iraq, which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	Risks related to internal controls and governance, including the potential to incur material liability in connection with internal controls surrounding payments made to third parties in connection with past conduct in multiple jurisdictions including Iraq which remains the subject of ongoing investigations by Ericsson and US governmental authorities

•	The risk that the ongoing investigations by Ericsson and US governmental authorities result in a conclusion by Ericsson or US governmental authorities that the Company’s past conduct included making or having responsibility for making payments to a terrorist organization or other improper payments, which could lead to material additional liability

•	Risks related to ongoing compliance with obligations under the NSA entered into in connection with Ericsson’s acquisition of Vonage, which may adversely affect the Vonage business and subject the Company to additional liabilities

•	Our goals, strategies, planning assumptions and operational or financial performance expectations

•	Macroeconomic conditions, including inflationary pressures and effects on customer investments, market recovery and growth

•	Ongoing geopolitical and trade uncertainty, including challenging global economic conditions, market trends and the imposition of tariffs and sanctions

•	Risks related to cybersecurity and privacy

•	Industry trends, future characteristics and development of the markets in which we operate

•	Our ability to comply with legal and regulatory requirements internationally

•	Our future liquidity, capital resources, capital expenditures, cost savings and profitability

•	The expected demand for our existing and new products and services as well as plans to launch new products and services including research and development expenditures

•	Our ability to deliver on future plans and achieve future growth

•	The expected operational or financial performance of strategic cooperation activities and joint ventures

•	Risks related to acquisitions and divestments, including our ability to successfully consummate such transactions, protect the value of acquisitions during integration, or achieve the value anticipated with an acquisition
•	Extent of impairment impacts on cash flow and dividend capacity in future periods, which is assessed based on full- year performance and is impacted by a variety of factors, including earnings, business outlook and financial position

•	Trends related to our industry, including our regulatory environment, competition and customer structure

•	Other factors included in our filings with the SEC, including the factors described throughout this report, included in the section Risk Factors, and in “Risk Factors” in the Annual Report 2023, as updated by subsequent reports filed with the SEC.

These forward-looking statements also represent our estimates, assumptions and expectations only as of the date that they were made, and to the extent they represent third-party data, we have not undertaken to independently verify such third-party data and do not intend to do so. Given these risks and uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in this report and in other documents we file from time to time with our regulators that disclose risks and uncertainties that may affect our business. We expressly disclaim a duty to provide updates to these forward-looking statements, and the estimates and assumptions associated with them, after the date of this report, except as required by applicable law or stock exchange regulations.

20 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Forward-looking statements

Auditors’ Review Report

Introduction

We have reviewed the condensed interim financial information (year-end report) of Telefonaktiebolaget LM Ericsson (publ.) as of December 31, 2024, and the twelve months period then ended. The board of directors and the CEO are responsible for the preparation and presentation of the year-end report in accordance with IAS 34 and the Swedish Annual Accounts Act. Our responsibility is to express a conclusion on this year-end report based on our review.

Scope of review

We conducted our review in accordance with the International Standard on Review Engagements ISRE 2410, Review of Interim Report Performed by the Independent Auditor of the Entity.

A review consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing, ISA, and other generally accepted auditing standards in Sweden. The procedures performed in a review do not enable us to obtain assurance that would make us aware of all significant matters that might be identified in an audit. Therefore, the conclusion expressed based on a review does not give the same level of assurance as a conclusion expressed based on an audit.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the year-end report is not prepared, in all material respects, in accordance with IAS 34 and the Swedish Annual Accounts Act, regarding the Group, and with the Swedish Annual Accounts Act, regarding the Parent Company.

Stockholm, January 24, 2025

Deloitte AB

Thomas Strömberg

Authorized Public Accountant

21 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Auditors’ Review Report

Financial statements and other information

22 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements and other information

Financial statements (unaudited)

Condensed consolidated income statement

		Q4			Jan-Dec
SEK million	Note	2024	2023	Change	2024	2023
Net sales	2	72,913	71,881	1%	247,880	263,351
Cost of sales		-40,206	-43,276	-7%	-138,515	-161,749

Gross income	2	32,707	28,605	14%	109,365	101,602

Research and development expenses 1)	10	-13,877	-13,018	7%	-53,514	-50,664
Selling and administrative expenses 1)	10	-10,512	-9,877	6%	-51,657	-39,255
Impairment losses on trade receivables		-2	209	-101%	-265	-268

Operating expenses		-24,391	-22,686	8%	-105,436	-90,187

Other operating income and expenses 2)	10	-50	-125	-60%	630	-31,865
Share of earnings of associated companies		-308	54	—	-246	124
Earnings (loss) before financial items and income tax (EBIT)	2	7,958	5,848	36%	4,313	-20,326
Financial income and expenses, net	3	-391	-938	-58%	-1,724	-2,993

Income (loss) after financial items		7,567	4,910	54%	2,589	-23,319

Income tax 1)		-2,688	-1,501	79%	-2,215	-2,785

Net income (loss)		4,879	3,409	43%	374	-26,104

Net income (loss) attributable to:
Owners of the Parent Company		4,779	3,394		20	-26,446
Non-controlling interests		100	15		354	342
Other information
Average number of shares, basic (million)	8	3,333	3,330		3,332	3,330
Earnings (loss) per share, basic (SEK) 3)	8	1.44	1.02		0.01	-7.94
Earnings (loss) per share, diluted (SEK) 3) 4)	8	1.44	1.02		0.01	-7.94

1)	Jan-Dec 2024 includes an impairment of intangible assets reported in the second quarter, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Jan-Dec 2024 includes a goodwill impairment of SEK -1.3 billion reported in the second quarter, and a one-time gain of SEK 1.9 billion reported in the first quarter from the resolution of a commercial dispute. Jan-Dec 2023 includes write-down of goodwill of SEK -31.9 billion reported in the third quarter.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would improve earnings per share.

Condensed statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2024	2023	2024	2023
Net income (loss)	4,879	3,409	374	-26,104
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit pension plans	-371	-8,460	877	905
Revaluation of credit risk on borrowings	-128	-225	-567	-667
Tax on items that will not be reclassified to profit or loss	141	1,505	-28	-114
Items that have been or may be reclassified to profit or loss
Cash flow hedge reserve
Gains/losses arising during the period	-3,128	3,258	-3,892	754
Reclassification adjustments on gains/losses included in profit or loss	249	400	725	1,090
Translation reserves
Changes in translation reserves	5,188	-7,126	6,461	-2,375
Reclassification to profit or loss	155	-2	73	59
Share of other comprehensive income of associates	29	-39	40	-10
Tax on items that have been or may be reclassified to profit or loss	593	-754	652	-380

Total other comprehensive income (loss), net of tax	2,728	-11,443	4,341	-738

Total comprehensive income (loss)	7,607	-8,034	4,715	-26,842
Total comprehensive income (loss) attributable to:
Owners of the Parent Company	7,619	-8,134	4,515	-27,233
Non-controlling interests	-12	100	200	391

23 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed consolidated balance sheet

		Dec 31	Dec 31
SEK million	Note	2024	2023
Assets
Non-current assets
Intangible assets
Capitalized development expenses		4,593	4,678
Goodwill	10	56,077	52,944
Customer relationships, IPR and other intangible assets	10	7,954	22,667
Property, plant and equipment		10,545	12,195
Right-of-use assets		6,487	6,320
Financial assets
Equity in JV and associated companies		1,179	1,150
Other investments in shares and participations	5	2,029	2,091
Customer finance, non-current	5	190	1,347
Interest-bearing securities, non-current	5	19,440	9,931
Other financial assets, non-current	5	5,161	6,350
Deferred tax assets		24,412	22,375

		138,067	142,048

Current assets
Inventories		27,125	36,073
Contract assets		6,924	7,999
Trade receivables	5	44,151	42,215
Customer finance, current	5	4,332	5,570
Current tax assets		6,083	6,395
Other current receivables		9,261	11,962
Interest-bearing securities, current	5	12,546	9,584
Cash and cash equivalents	5	43,885	35,190

		154,307	154,988

Total assets		292,374	297,036

Equity and liabilities
Equity
Stockholders’ equity		94,284	98,673
Non-controlling interest in equity of subsidiaries		-1,301	-1,265

		92,983	97,408

Non-current liabilities
Post-employment benefits		24,448	26,229
Provisions, non-current	4	3,511	4,927
Deferred tax liabilities		1,295	3,880
Borrowings, non-current	5	31,904	29,218
Lease liabilities, non-current		5,363	5,220
Other non-current liabilities		996	755

		67,517	70,229

Current liabilities
Provisions, current	4	8,204	6,779
Borrowings, current	5	6,137	17,655
Lease liabilities, current		2,132	2,235
Contract liabilities		41,229	34,416
Trade payables	5	30,173	27,768
Current tax liabilities		3,322	3,561
Other current liabilities		40,677	36,985

		131,874	129,399

Total equity and liabilities		292,374	297,036

24 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed consolidated statement of cash flows

		Q4		Jan-Dec
SEK million	Note	2024	2023	2024	2023
Operating activities
Net income (loss)		4,879	3,409	374	-26,104
Adjustments for
Taxes		2,563	1,302	2,540	3,189
Earnings/dividends in JV and associated companies		387	-46	459	-58
Depreciation, amortization and impairment losses	6	2,815	3,083	25,734	43,889
Other		528	1,417	1,884	4,690

		11,172	9,165	30,991	25,606

Changes in operating net assets
Inventories		2,876	6,884	10,208	9,304
Customer finance, current and non-current		-225	5,720	2,755	-1,708
Trade receivables and contract assets		-3,041	-2,089	2,576	6,333
Trade payables		2,580	-966	496	-10,037
Provisions and post-employment benefits		958	1,051	-53	1,308
Contract liabilities		-407	-4,821	4,598	-7,088
Other operating assets and liabilities, net		5,088	801	2,237	-10,111

		7,829	6,580	22,817	-11,999

Interest received		518	256	1,800	1,218
Interest paid		-543	-543	-3,043	-2,280
Taxes paid		-1,463	-976	-6,304	-5,368

Cash flow from operating activities		17,513	14,482	46,261	7,177

Investing activities
Investments in property, plant and equipment	6	-667	-720	-2,340	-3,297
Sales of property, plant and equipment		14	37	116	163
Acquisitions/divestments of subsidiaries and other operations, net		-95	-225	-311	-2,140
Product development	6	-323	-551	-1,300	-2,173
Purchase of interest-bearing securities		-6,642	-11,318	-19,622	-15,304
Sales of interest-bearing securities		2,605	1,116	11,247	11,739
Other investing activities	6	-3,219	4,854	-3,742	2,299

Cash flow from investing activities		-8,327	-6,807	-15,952	-8,713

Financing activities
Proceeds from issuance of borrowings		485	11,578	3,615	19,728
Repayment of borrowings		-373	-1,666	-15,917	-7,884
Dividends paid		-4,514	-4,504	-9,233	-9,104
Repayment of lease liabilities		-626	-783	-2,492	-2,857
Other financing activities		-419	-899	162	1,124

Cash flow from financing activities		-5,447	3,726	-23,865	1,007

Effect of exchange rate changes on cash		2,823	-3,111	2,251	-2,630

Net change in cash and cash equivalents		6,562	8,290	8,695	-3,159

Cash and cash equivalents, beginning of period		37,323	26,900	35,190	38,349

Cash and cash equivalents, end of period		43,885	35,190	43,885	35,190

25 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed consolidated statement of changes in equity

	Jan-Dec
SEK million	2024	2023
Opening balance	97,408	133,304
Total comprehensive income (loss)	4,715	-26,842
Sale/repurchase of own shares	-21	-50
Share issue, net	21	50
Long-term variable compensation plans	93	82
Dividends to shareholders	-9,233	-9,104
Transactions with non-controlling interests	—	-32

Closing balance	92,983	97,408

Condensed consolidated income statement – isolated quarters

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Cost of sales	-40,206	-33,609	-34,033	-30,667	-43,276	-39,745	-40,343	-38,385

Gross income	32,707	28,185	25,815	22,658	28,605	24,728	24,101	24,168

Research and development expenses 1)	-13,877	-13,140	-14,926	-11,571	-13,018	-11,897	-13,777	-11,972
Selling and administrative expenses 1)	-10,512	-9,380	-23,074	-8,691	-9,877	-9,617	-10,643	-9,118
Impairment losses on trade receivables	-2	78	-84	-257	209	-115	-313	-49

Operating expenses	-24,391	-22,442	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139

Other operating income and expenses 2)	-50	4	-1,299	1,975	-125	-32,031	264	27
Share of earnings of JV and associated companies	-308	27	49	-14	54	24	56	-10

Earnings before financial items and income tax (EBIT)	7,958	5,774	-13,519	4,100	5,848	-28,908	-312	3,046

Financial income and expenses, net	-391	-501	-361	-471	-938	-719	-419	-917

Income after financial items	7,567	5,273	-13,880	3,629	4,910	-29,627	-731	2,129

Income tax 1)	-2,688	-1,392	2,881	-1,016	-1,501	-864	134	-554

Net income (loss)	4,879	3,881	-10,999	2,613	3,409	-30,491	-597	1,575

Net income (loss) attributable to:
Owners of the Parent Company	4,779	3,814	-11,132	2,559	3,394	-30,670	-686	1,516
Non-controlling interests	100	67	133	54	15	179	89	59
Other information
Average number of shares, basic (million)	3,333	3,333	3,332	3,331	3,330	3,330	3,330	3,330
Earnings (loss) per share, basic (SEK) ³)	1.44	1.14	-3.34	0.77	1.02	-9.21	-0.21	0.46
Earnings (loss) per share, diluted (SEK) ³) 4)	1.44	1.14	-3.34	0.77	1.02	-9.21	-0.21	0.45

1)	Q2 2024 includes an impairment of intangible assets, of which R&D expenses SEK -1.2 billion, SG&A expenses SEK -12.6 billion and Income tax SEK 3.7 billion.
2)

Q2 2024 includes a goodwill impairment of SEK -1.3 billion. Q1 2024 includes a one-time gain of SEK 1.9 billion from the resolution of a commercial dispute. Q3 2023 includes a goodwill impairment of SEK -31.9 billion.

3)	Based on net income attributable to owners of the Parent Company.
4)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.

26 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed consolidated statement of cash flows – isolated quarters

		2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Operating activities
Net income (loss)	4,879	3,881	-10,999	2,613	3,409	-30,491	-597	1,575
Adjustments for
Taxes	2,563	1,397	-2,693	1,273	1,302	1,033	-215	1,069
Earnings/dividends in JV and associated companies	387	110	-41	3	-46	27	-48	9
Depreciation, amortization and impairment losses	2,815	2,292	18,015	2,612	3,083	34,901	2,813	3,092
Other	528	592	424	340	1,417	1,021	606	1,646

	11,172	8,272	4,706	6,841	9,165	6,491	2,559	7,391

Changes in operating net assets
Inventories	2,876	1,358	3,239	2,735	6,884	2,098	382	-60
Customer finance, current and non-current	-225	1,211	-365	2,134	5,720	-4,702	558	-3,284
Trade receivables and contract assets	-3,041	3,524	1,857	236	-2,089	6,469	1,753	200
Trade payables	2,580	-3	1,941	-4,022	-966	-4,367	-597	-4,107
Provisions and post-employment benefits	958	955	304	-2,270	1,051	379	841	-963
Contract liabilities	-407	-117	-1,398	6,520	-4,821	-2,616	-5,204	5,553
Other operating assets and liabilities, net	5,088	859	890	-4,600	801	-350	-1,457	-9,105

	7,829	7,787	6,468	733	6,580	-3,089	-3,724	-11,766
Interest received	518	506	385	391	256	284	283	395
Interest paid	-543	-526	-677	-1,297	-543	-599	-549	-589
Taxes paid	-1,463	-1,642	-1,606	-1,593	-976	-1,685	-1,451	-1,256

Cash flow from operating activities	17,513	14,397	9,276	5,075	14,482	1,402	-2,882	-5,825

Investing activities
Investments in property,plant and equipment	-667	-540	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	14	36	42	24	37	51	42	33
Acquisitions/divestments of subs. and other operations, net	-95	-62	-48	-106	-225	-160	-911	-844
Product development	-323	-264	-327	-386	-551	-485	-562	-575
Purchase of interest-bearing securities	-6,642	-5,517	-5,845	-1,618	-11,318	-1,854	-2,132	—
Sales of interest-bearing securities	2,605	4,937	1,501	2,204	1,116	2,847	4,072	3,704
Other investing activities	-3,219	1,113	-611	-1,025	4,854	-1,445	-2,116	1,006

Cash flow from investing activities	-8,327	-297	-5,987	-1,341	-6,807	-1,863	-2,413	2,370

Financing activities
Proceeds from issuance of borrowings	485	1,161	2	1,967	11,578	6,097	1,026	1,027
Repayment of borrowings	-373	-5,127	-16	-10,401	-1,666	-2,306	-2,832	-1,080
Dividends paid	-4,514	-8	-4,711	—	-4,504	-9	-4,591	—
Repayment of lease liabilities	-626	-607	-658	-601	-783	-691	-690	-693
Other financing activities	-419	356	-313	538	-899	2,029	18	-24

Cash flow from financing activities	-5,447	-4,225	-5,696	-8,497	3,726	5,120	-7,069	-770

Effect of exchange rate changes on cash	2,823	-1,288	-705	1,421	-3,111	-90	562	9

Net change in cash and cash equivalents	6,562	8,587	-3,112	-3,342	8,290	4,569	-11,802	-4,216

Cash and cash equivalents, beginning of period	37,323	28,736	31,848	35,190	26,900	22,331	34,133	38,349

Cash and cash equivalents,end of period	43,885	37,323	28,736	31,848	35,190	26,900	22,331	34,133

27 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed Parent Company income statement

	Q4		Jan-Dec
SEK million	2024	2023	2024	2023
Net sales	—	—	—	—
Cost of sales	—	—	—	—
Gross income	—	—	—	—
Operating expenses	-337	-442	-1,320	-1,818
Other operating income and expenses	582	703	4,827	3,606

EBIT	245	261	3,507	1,788

Financial net	10,411	13,683	3,138	-2,496

Income (loss) after financial items	10,656	13,944	6,645	-708

Transfers to (-) / from untaxed reserves	-2,415	-81	-2,415	-81
Income tax	180	-269	-488	-382

Net income (loss)	8,421	13,594	3,742	-1,171

Condensed Parent Company statement of comprehensive income (loss)

	Q4		Jan-Dec
SEK million	2024	2023	2024	2023
Net income (loss)	8,421	13,594	3,742	-1,171

Other comprehensive income (loss), net of tax	—	—	—	—

Total comprehensive income (loss)	8,421	13,594	3,742	-1,171

28 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Condensed Parent Company balance sheet

SEK million	Dec 31 2024	Dec 31 2023
Assets
Fixed assets
Intangible assets	160	—
Tangible assets	295	344
Financial assets 1)	121,721	126,523

	122,176	126,867

Current assets
Receivables	19,876	22,433
Short-term investments	12,222	9,355
Cash and cash equivalents	27,073	15,640

	59,171	47,428

Total assets	181,347	174,295

Stockholders’ equity, provisions and liabilities
Equity
Restricted equity	48,235	48,214
Non-restricted equity	22,335	27,584

	70,570	75,798

Provisions	144	275
Non-current liabilities	31,884	29,150
Current liabilities	78,749	69,072

Total stockholders’ equity, provisions and liabilities	181,347	174,295

1) Of which interest-bearing securities, non-current	19,439	9,930

29 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Financial statements

Accounting policies and Explanatory notes (unaudited)

Note 1 – Accounting policies

The Group

This condensed consolidated interim financial report for the reporting period ended December 31, 2024, has been prepared in accordance with International Accounting Standard IAS 34 “Interim Financial Reporting”. The term “IFRS” used in this document refers to the application of IAS and IFRS as well as interpretations of these standards as issued by IASB’s Standards Interpretation Committee (SIC) and IFRS Interpretations Committee (IFRIC). The accounting policies adopted are consistent with those of the annual report for the year ended December 31, 2023, and should be read in conjunction with that annual report. Amendments to IFRS standards that became effective during 2024 do not have a material impact on the result and financial position of the Company.

30 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 2 – Segment information

Net sales by segment by quarter

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	46,797	40,016	37,679	33,715	44,998	41,537	42,440	42,467
Of which Products	36,592	31,242	28,583	25,397	34,704	31,740	32,774	32,175
Of which Services	10,205	8,774	9,096	8,318	10,294	9,797	9,666	10,292
Cloud Software and Services	19,457	14,953	15,180	13,045	19,558	15,564	15,108	13,400
Of which Products	7,826	5,240	4,814	4,529	7,046	5,010	5,161	4,455
Of which Services	11,631	9,713	10,366	8,516	12,512	10,554	9,947	8,945
Enterprise	6,090	6,319	6,484	5,970	6,698	6,673	6,379	5,995
Other	569	506	505	595	627	699	517	691

Total	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553

	2024				2023
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17%	6%	12%	-25%	8%	-2%	0%	-28%
Of which Products	17%	9%	13%	-27%	9%	-3%	2%	-30%
Of which Services	16%	-4%	9%	-19%	5%	1%	-6%	-20%
Cloud Software and Services	30%	-1%	16%	-33%	26%	3%	13%	-34%
Of which Products	49%	9%	6%	-36%	41%	-3%	16%	-45%
Of which Services	20%	-6%	22%	-32%	19%	6%	11%	-26%
Enterprise	-4%	-3%	9%	-11%	0%	5%	6%	-5%
Other	12%	0%	-15%	-5%	-10%	35%	-25%	-17%

Total	18%	3%	12%	-26%	11%	0%	3%	-27%

	2024				2023
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	4%	-4%	-11%	-21%	-23%	-14%	-8%	4%
Of which Products	5%	-2%	-13%	-21%	-24%	-11%	-7%	3%
Of which Services	-1%	-10%	-6%	-19%	-20%	-21%	-10%	7%
Cloud Software and Services	-1%	-4%	0%	-3%	-3%	10%	8%	11%
Of which Products	11%	5%	-7%	2%	-12%	5%	10%	23%
Of which Services	-7%	-8%	4%	-5%	3%	12%	7%	6%
Enterprise	-9%	-5%	2%	0%	6%	34%	275%	275%
Other	-9%	-28%	-2%	-14%	-24%	0%	-32%	4%

Total	1%	-4%	-7%	-15%	-16%	-5%	3%	14%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	158,207	111,410	71,394	33,715	171,442	126,444	84,907	42,467
Of which Products	121,814	85,222	53,980	25,397	131,393	96,689	64,949	32,175
Of which Services	36,393	26,188	17,414	8,318	40,049	29,755	19,958	10,292
Cloud Software and Services	62,635	43,178	28,225	13,045	63,630	44,072	28,508	13,400
Of which Products	22,409	14,583	9,343	4,529	21,672	14,626	9,616	4,455
Of which Services	40,226	28,595	18,882	8,516	41,958	29,446	18,892	8,945
Enterprise	24,863	18,773	12,454	5,970	25,745	19,047	12,374	5,995
Other	2,175	1,606	1,100	595	2,534	1,907	1,208	691

Total	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553

	2024				2023
Year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-8%	-12%	-16%	-21%	-11%	-6%	-2%	4%
Of which Products	-7%	-12%	-17%	-21%	-11%	-5%	-2%	3%
Of which Services	-9%	-12%	-13%	-19%	-12%	-9%	-2%	7%
Cloud Software and Services	-2%	-2%	-1%	-3%	5%	9%	9%	11%
Of which Products	3%	0%	-3%	2%	3%	12%	16%	23%
Of which Services	-4%	-3%	0%	-5%	6%	8%	6%	6%
Enterprise	-3%	-1%	1%	0%	76%	130%	275%	275%
Other	-14%	-16%	-9%	-14%	-14%	-10%	-15%	4%

Total	-6%	-9%	-11%	-15%	-3%	3%	8%	14%

31 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Gross income by segment by quarter

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22,326	19,332	17,139	14,851	18,626	16,146	16,318	16,869
Cloud Software and Services	7,243	5,537	5,407	4,834	7,174	5,494	4,944	4,476
Enterprise	3,306	3,307	3,310	2,865	2,968	3,253	2,954	2,841
Other	-168	9	-41	108	-163	-165	-115	-18

Total	32,707	28,185	25,815	22,658	28,605	24,728	24,101	24,168

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	73,648	51,322	31,990	14,851	67,959	49,333	33,187	16,869
Cloud Software and Services	23,021	15,778	10,241	4,834	22,088	14,914	9,420	4,476
Enterprise	12,788	9,482	6,175	2,865	12,016	9,048	5,795	2,841
Other	-92	76	67	108	-461	-298	-133	-18

Total	109,365	76,658	48,473	22,658	101,602	72,997	48,269	24,168

EBIT (loss) by segment by quarter

		2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,267	7,492	4,750	4,156	6,112	4,627	2,623	6,020
Cloud Software and Services	1,099	-443	-728	-363	1,836	86	-1,200	-942
Enterprise	-1,876	-1,201	-17,424	-1,582	-1,643	-33,302	-1,679	-1,712
Other	-532	-74	-117	1,889	-457	-319	-56	-320

Total	7,958	5,774	-13,519	4,100	5,848	-28,908	-312	3,046

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	25,665	16,398	8,906	4,156	19,382	13,270	8,643	6,020
Cloud Software and Services	-435	-1,534	-1,091	-363	-220	-2,056	-2,142	-942
Enterprise	-22,083	-20,207	-19,006	-1,582	-38,336	-36,693	-3,391	-1,712
Other	1,166	1,698	1,772	1,889	-1,152	-695	-376	-320

Total	4,313	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046

32 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Net sales by market area by quarter

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	21,994	20,360	16,588	13,944	14,404	13,456	14,443	16,927
Europe and Latin America ¹) ²)	19,392	15,150	15,639	13,229	19,218	15,475	15,972	14,219
South East Asia, Oceania and India	8,449	7,702	7,694	8,565	11,804	13,764	13,839	13,911
North East Asia	7,090	3,686	4,561	3,424	9,129	5,378	5,062	4,363
Middle East and Africa	6,314	4,883	4,941	4,633	7,750	6,455	5,348	4,186
Other ¹) ²)	9,674	10,013	10,425	9,530	9,576	9,945	9,780	8,947

Total	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553

1) Of which in Sweden	597	432	583	729	339	454	370	611
²) Of which in EU	10,935	8,157	8,606	7,566	10,148	7,850	8,054	8,205

	2024				2023
Sequential change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	8%	23%	19%	-3%	7%	-7%	-15%	-33%
Europe and Latin America ¹) ²)	28%	-3%	18%	-31%	24%	-3%	12%	-32%
South East Asia, Oceania and India	10%	0%	-10%	-27%	-14%	-1%	-1%	24%
North East Asia	92%	-19%	33%	-62%	70%	6%	16%	-48%
Middle East and Africa	29%	-1%	7%	-40%	20%	21%	28%	-43%
Other ¹) ²)	-3%	-4%	9%	0%	-4%	2%	9%	-30%

Total	18%	3%	12%	-26%	11%	0%	3%	-27%

¹) Of which in Sweden	38%	-26%	-20%	115%	-25%	23%	-39%	-21%
²) Of which in EU	34%	-5%	14%	-25%	29%	-3%	-2%	-22%

	2024				2023
Year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	53%	51%	15%	-18%	-43%	-49%	-37%	-18%
Europe and Latin America ¹) ²)	1%	-2%	-2%	-7%	-8%	1%	4%	-7%
South East Asia, Oceania and India	-28%	-44%	-44%	-38%	5%	74%	74%	138%
North East Asia	-22%	-31%	-10%	-22%	9%	-4%	-31%	-20%
Middle East and Africa	-19%	-24%	-8%	11%	5%	14%	2%	-3%
Other ¹) ²)	1%	1%	7%	7%	-25%	41%	158%	157%

Total	1%	-4%	-7%	-15%	-16%	-5%	3%	14%

1) Of which in Sweden	76%	-5%	58%	19%	-56%	-45%	-61%	-10%
2) Of which in EU	8%	4%	7%	-8%	-3%	-5%	-5%	-5%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	72,886	50,892	30,532	13,944	59,230	44,826	31,370	16,927
Europe and Latin America ¹) ²)	63,410	44,018	28,868	13,229	64,884	45,666	30,191	14,219
South East Asia, Oceania and India	32,410	23,961	16,259	8,565	53,318	41,514	27,750	13,911
North East Asia	18,761	11,671	7,985	3,424	23,932	14,803	9,425	4,363
Middle East and Africa	20,771	14,457	9,574	4,633	23,739	15,989	9,534	4,186
Other ¹) ²)	39,642	29,968	19,955	9,530	38,248	28,672	18,727	8,947

Total	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553

¹) Of which in Sweden	2,341	1,744	1,312	729	1,774	1,435	981	611
²) Of which in EU	35,264	24,329	16,172	7,566	34,257	24,109	16,259	8,205

	2024				2023
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	23%	14%	-3%	-18%	-38%	-36%	-28%	-18%
Europe and Latin America 1) 2)	-2%	-4%	-4%	-7%	-3%	-1%	-1%	-7%
South East Asia, Oceania and India	-39%	-42%	-41%	-38%	62%	91%	101%	138%
North East Asia	-22%	-21%	-15%	-22%	-10%	-19%	-26%	-20%
Middle East and Africa	-13%	-10%	0%	11%	5%	5%	0%	-3%
Other 1) 2)	4%	5%	7%	7%	41%	100%	157%	157%

Total	-6%	-9%	-11%	-15%	-3%	3%	8%	14%

¹) Of which in Sweden	32%	22%	34%	19%	-45%	-42%	-40%	-10%
²) Of which in EU	3%	1%	-1%	-8%	-4%	-5%	-5%	-5%

33 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Net sales by market area by segment

	Q4 2024					Jan-Dec 2024
SEK million	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	17,252	4,484	258	0	21,994	57,875	14,326	598	87	72,886
Europe and Latin America	12,358	6,956	78	0	19,392	40,855	22,271	284	0	63,410
South East Asia, Oceania and India	5,720	2,713	16	0	8,449	23,259	9,114	37	0	32,410
North East Asia	5,556	1,507	8	19	7,090	14,477	4,142	18	124	18,761
Middle East and Africa	3,086	3,041	187	0	6,314	10,344	9,761	678	-12	20,771
Other ¹)	2,825	756	5,543	550	9,674	11,397	3,021	23,248	1,976	39,642

Total	46,797	19,457	6,090	569	72,913	158,207	62,635	24,863	2,175	247,880

Share of total	64%	27%	8%	1%	100%	64%	25%	10%	1%	100%

1)	Includes primarily IPR licensing revenues and a major part of segment Enterprise.

	Q4 2024
Sequential change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	3%	29%	77%	-100%	8%
Europe and Latin America	24%	36%	0%	0%	28%
South East Asia, Oceania and India	3%	26%	220%	-100%	10%
North East Asia	96%	82%	100%	-5%	92%
Middle East and Africa	46%	17%	16%	-100%	29%
Other	0%	-4%	-6%	13%	-3%

Total	17%	30%	-4%	12%	18%

	Q4 2024					Jan-Dec2024
Year over year change, percent	Networks	Cloud Software and Services	Enterprise	Other	Total	Networks	Cloud Software and Services	Enterprise	Other	Total
North America	69%	10%	211%	-100%	53%	30%	1%	125%	-30%	23%
Europe and Latin America	2%	-1%	5%	-100%	1%	-3%	0%	16%	-100%	-2%
South East Asia, Oceania and India	-36%	-7%	100%	0%	-28%	-46%	-9%	3%	-100%	-39%
North East Asia	-24%	-14%	0%	-61%	-22%	-24%	-12%	-51%	-34%	-22%
Middle East and Africa	-27%	-10%	61%	-100%	-19%	-20%	-7%	79%	-700%	-13%
Other	29%	69%	-14%	4%	1%	21%	55%	-6%	-8%	4%

Total	4%	-1%	-9%	-9%	1%	-8%	-2%	-3%	-14%	-6%

34 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Top 5 countries in sales

	Q4		Jan-Dec
Country, percentage of net sales 1)	2024	2023	2024	2023
United States	39%	29%	40%	32%
India	4%	8%	6%	12%
China	4%	5%	4%	4%
Japan	5%	6%	4%	4%
United Kingdom	4%	4%	4%	4%

1)	Based on Jan-Dec 2024. Includes IPR licensing revenues.

IPR licensing revenues by segment by quarter

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	2,870	2,853	3,187	2,539	2,176	2,283	2,603	2,041
Cloud Software and Services	630	626	700	557	478	500	572	448

Total	3,500	3,479	3,887	3,096	2,654	2,783	3,175	2,489

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	11,449	8,579	5,726	2,539	9,103	6,927	4,644	2,041
Cloud Software and Services	2,513	1,883	1,257	557	1,998	1,520	1,020	448

Total	13,962	10,462	6,983	3,096	11,101	8,447	5,664	2,489

Note 3 – Financial income and expenses, net

Financial income and expenses, net

		2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Financial income	587	724	742	681	518	471	639	517
Financial expenses	-984	-991	-1,029	-1,099	-1,287	-1,024	-942	-865
Net foreign exchange gains/losses	6	-234	-74	-53	-169	-166	-116	-569

Total	-391	-501	-361	-471	-938	-719	-419	-917

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Financial income	2,734	2,147	1,423	681	2,145	1,627	1,156	517
Financial expenses	-4,103	-3,119	-2,128	-1,099	-4,118	-2,831	-1,807	-865
Net foreign exchange gains/losses	-355	-361	-127	-53	-1,020	-851	-685	-569

Total	-1,724	-1,333	-832	-471	-2,993	-2,055	-1,336	-917

35 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 4 – Provisions

Provisions

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Opening balance	10,544	10,200	10,065	11,706	11,535	12,005	10,541	11,588
Additions 1)	3,329	2,761	2,472	783	2,556	1,462	4,760	1,699
Utilization	-1,830	-1,872	-1,448	-2,140	-1,728	-1,422	-2,953	-2,463
Of which restructuring	-1,201	-1,286	-755	-932	-1,175	-994	-423	-274
Reversal of excess amounts	-651	-333	-411	-364	-368	-384	-564	-224
Reclassification, translation difference and other	323	-212	-478	80	-289	-126	221	-59

Closing balance	11,715	10,544	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,872	3,897	3,757	2,953	3,720	4,235	4,413	1,096

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Opening balance	11,706	11,706	11,706	11,706	11,588	11,588	11,588	11,588
Additions 1)	9,345	6,016	3,255	783	10,477	7,921	6,459	1,699
Utilization	-7,290	-5,460	-3,588	-2,140	-8,566	-6,838	-5,416	-2,463
Of which restructuring	-4,174	-2,973	-1,687	-932	-2,866	-1,691	-697	-274
Reversal of excess amounts	-1,759	-1,108	-775	-364	-1,540	-1,172	-788	-224
Reclassification, translation difference and other	-287	-610	-398	80	-253	36	162	-59

Closing balance	11,715	10,544	10,200	10,065	11,706	11,535	12,005	10,541

Of which restructuring	3,872	3,897	3,757	2,953	3,720	4,235	4,413	1,096

1)

Additions in 2023 and 2024 mainly relate to restructuring provisions for cost-reduction activities. In Q1 2023 the Company entered into a Plea Agreement with the DOJ and the provision of SEK -2.3 billion (including estimated expenses for the extended compliance monitorship) made in Q4 2022 was utilized in Q2 2023.

36 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 5 – Financial risk management

There have been no changes to the fair value hierarchy categorization from that presented in the latest Annual Report. Where Level 2 and Level 3 fair value hierarchies apply, the inputs and valuation methods used remained unchanged. The book values and fair values of financial instruments are as follows:

Financial instruments

SEK billion	Dec 31 2024				Dec 31 2023
	Fair value hierarchy level				Fair value hierarchy level
	Carrying value	Level 1	Level 2	Level 3	Carrying value	Level 1	Level 2	Level 3
Assets at fair value through profit or loss
Customer finance 1)	4.5	—	—	4.5	6.9	—	—	6.9
Interest-bearing securities	31.7	30.4	1.3	—	19.1	18.6	0.5	—
Cash equivalents 2)	24.3	0.3	24.0	—	17.5	0.8	16.7	—
Other financial assets	2.7	0.8	—	1.9	2.1	0.1	—	2.0
Other current assets	0.2	—	0.2	—	1.9	—	1.9	—
Assets at fair value through OCI
Trade receivables	44.2	—	—	44.2	42.2	—	—	42.2
Assets at amortized costs
Interest-bearing securities	0.3	—	—	—	0.4	—	—	—
Other financial assets	0.3	—	—	—	0.6	—	—	—

Total financial assets	108.2				90.7

Financial liabilities at designated FVTPL
Parent company borrowings	-35.7	-19.7	-16.0	—	-38.0	-23.7	-14.3	—
Financial liabilities at FVTPL
Other current liabilities	-3.3	—	-3.3	—	-1.8	—	-1.8	—
Liabilities at amortized cost
Trade payables	-30.2	—	—	—	-27.8	—	—	—
Borrowings	-2.3	—	—	—	-8.9	—	—	—

Total financial liabilities	-71.5				-76.4

1)	Year to date movements of customer finance receivables are as follows: additions of SEK 20.8 billion, disposals and repayments of SEK 23.9 billion and revaluation gain of SEK 0.8 billion.
2)	Total Cash and cash equivalent is SEK 43.9 (35.2) billion, of which SEK 24.3 (17.5) billion relating to Cash equivalents are presented in the table above.

Exchange rates used in the consolidation

	Jan-Dec
	2024	2023
SEK/EUR - closing rate	11.49	11.09
SEK/USD - closing rate	10.99	10.01

37 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 6 – Cash flow

Information on investments

Investments in assets subject to depreciation, amortization, impairment and write-downs

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Additions
Property, plant and equipment	667	540	699	434	720	817	806	954
Capitalized development expenses	323	264	327	386	551	485	562	575
IPR, brands and other intangible assets	93	78	45	1	1	—	94	2

Total	1,083	882	1,071	821	1,272	1,302	1,462	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	1,117	924	1,161	941	1,354	1,331	1,066	1,183
Capitalized development expenses	409	410	349	312	274	222	244	397
Goodwill, IPR, brands and other intangible assets	666	429	15,945	793	846	32,735	853	803
Right-of-use assets	623	529	560	566	609	613	650	709

Total	2,815	2,292	18,015	2,612	3,083	34,901	2,813	3,092

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Additions
Property, plant and equipment	2,340	1,673	1,133	434	3,297	2,577	1,760	954
Capitalized development expenses	1,300	977	713	386	2,173	1,622	1,137	575
IPR, brands and other intangible assets	217	124	46	1	97	96	96	2

Total	3,857	2,774	1,892	821	5,567	4,295	2,993	1,531

Depreciation, amortization and impairment losses
Property, plant and equipment	4,143	3,026	2,102	941	4,934	3,580	2,249	1,183
Capitalized development expenses	1,480	1,071	661	312	1,137	863	641	397
Goodwill, IPR, brands and other intangible assets	17,833	17,167	16,738	793	35,237	34,391	1,656	803
Right-of-use assets	2,278	1,655	1,126	566	2,581	1,972	1,359	709

Total	25,734	22,919	20,627	2,612	43,889	40,806	5,905	3,092

Note 7 – Contingent liabilities and Assets pledged as collateral

Contingent liabilities and Assets pledged as collateral

SEK million	Dec 31 2024	Dec 31 2023
Contingent liabilities	3,559	3,037
Assets pledged as collateral	9,438	8,501

38 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 8 – Share information

Number of shares and earnings per share

	Q4		Jan-Dec
	2024	2023	2024	2023
Number of shares, end of period (million)	3,348	3,344	3,348	3,344
Of which class A-shares (million)	262	262	262	262
Of which class B-shares (million)	3,086	3,082	3,086	3,082
Number of treasury shares, end of period (million)	16	14	16	14
Number of shares outstanding, basic, end of period (million)	3,333	3,330	3,333	3,330
Numbers of shares outstanding, diluted, end of period (million)	3,339	3,337	3,339	3,337
Average number of treasury shares (million)	16	14	15	11
Average number of shares outstanding, basic (million)	3,333	3,330	3,332	3,330
Average number of shares outstanding, diluted (million) 1)	3,339	3,337	3,339	3,337
Earnings (loss) per share, basic (SEK) 2)	1.44	1.02	0.01	-7.94
Earnings (loss) per share, diluted (SEK) 1)	1.44	1.02	0.01	-7.94

1)	Potential ordinary shares are not considered when their conversion to ordinary shares would increase earnings per share.
2)	Based on net income attributable to owners of the Parent Company.

The dividend for 2023 of SEK 2.70 per share was approved by the AGM on April 3, 2024. The first of two equal dividend payments of SEK 1.35 per share was paid on April 10, 2024, and the second was paid on October 7, 2024.

Note 9 – Employee information

Number of employees

	2024				2023
End of period	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
North America	9,935	10,272	10,373	10,498	10,744	10,860	11,518	11,765
Europe and Latin America 1)	43,353	44,133	45,085	45,143	45,380	45,821	47,521	47,500
South East Asia, Oceania and India	26,389	26,327	26,558	27,016	27,016	27,648	27,726	27,981
North East Asia	10,426	11,110	11,619	12,084	12,331	12,535	12,602	13,136
Middle East and Africa	4,133	4,142	4,350	4,399	4,481	4,487	4,523	4,549

Total	94,236	95,984	97,985	99,140	99,952	101,351	103,890	104,931

¹) Of which in Sweden	13,420	13,633	14,109	13,849	13,977	14,109	14,713	14,384

Note 10 – Goodwill and Customer relationships, IPR and other intangible assets

Goodwill and Customer relationships, IPR and other intangible assets

	Jan-Dec 2024		Jan-Dec 2023
Year to date, SEK million	Goodwill	Intangible assets	Goodwill	Intangible assets
Opening balance	52,944	22,667	84,570	26,340
Additions	—	376	—	97
Acquired business	—	—	348	306
Amortizations	—	-2,500	—	-3,321
Impairment losses	-1,260	-14,073	-31,897	-19
Translation differences	4,393	1,484	-77	-736

Closing balance	56,077	7,954	52,944	22,667

2024 includes an impairment loss mainly attributed to the Vonage acquisition of SEK -15.1 (-31.9) billion, where the net income impact after tax is SEK -11.4 (-31.9) billion and reported in segment Enterprise. Of the total impairment losses SEK -1.3 (-31.9) billion impacts goodwill, reported on the line-item Other operating income and expenses, and SEK -13.9 (0.0) billion impacts intangible assets, reported on the line-item Research and development expenses of SEK -1.2 billion and Selling and administrative expenses of SEK -12.6 billion.

The impairment charge in the Vonage CGU is a result of the lower market growth outlook. A change in the EBITA assumptions remains the most sensitive to a possible change.

39 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Note 11 – Information on future divestment

The company has entered into a binding agreement in relation to the sale of iconectiv, which is an acquired US subsidiary (83.3% ownership) forming part of Segment Enterprise and is a provider of network number portability solutions and data exchange services. The sale, which is subject to the customary closing conditions including regulatory approvals, is expected to be completed during the first half of 2025. The assets and liabilities for iconectiv, which are included in the consolidated balance sheet, are shown in the table below.

Goodwill	1,151
Customer relationships, IPR and other intangible assets	93
Property, plant and equipment	214
Right-of-use assets	163
Trade receivables	383
Cash and cash equivalents	537
Other assets	200

Total assets	2,741

Lease liabilities	172
Contract liabilities	226
Current tax liabilities	22
Other liabilities	330

Total liabilities	750

40 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Accounting policies and Explanatory notes

Alternative performance measures (unaudited)

In this section, the Company presents its Alternative Performance Measures (APMs), which are not recognized measures of financial performance under IFRS. The presentation of APMs has limitations as analytical tools and should not be considered in isolation or as a substitute for related financial measures prepared in accordance with IFRS.

APMs are presented to enhance an investor’s evaluation of ongoing operating results, to aid in forecasting future periods and to facilitate meaningful comparison of results between periods.

Management uses these APMs to, among other things, evaluate ongoing operations in relation to historical results, for internal planning and forecasting purposes and in the calculation of certain performance-based compensation. APMs should not be viewed as substitutes for income statement or cash flow items computed in accordance with IFRS.

This section also includes a reconciliation of the APMs to the most directly reconcilable line items in the financial statements. For more information about non-IFRS key operating measures, see Ericsson Annual Report 2023.

As from the second quarter some of the APMs have been renamed and the use of “Adjusted” replaces “excluding restructuring charges.” This is a change in nomenclature only. The calculation methodology and reconciliation are the same.

Rolling four quarters of EBIT has been removed and is replaced by Rolling four quarters of EBITA. The main reason for the update is to align with the targets set for the Group on EBITA.

41 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Sales growth adjusted for comparable units and currency

Sales growth adjusted for the impact of acquisitions and divestments as well as the effects of foreign currency fluctuations. Also named organic sales growth.

	2024				2023
Isolated quarters, year over year change	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Reported net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Acquired business	—	—	—	—	—	-1,000	-4,154	-3,894
Net FX impact	683	1,832	22	740	-111	-2,052	-3,662	-3,596
Comparable net sales, excluding FX impact	73,596	63,626	59,870	54,065	71,770	61,421	56,628	55,063
Comparable quarter net sales adj. for acq/div business	71,881	64,473	64,444	62,553	85,980	68,040	62,292	55,061
Organic sales growth (%)	2%	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024				2023
Year to date, year over year change	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Reported net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Acquired business	—	—	—	—	-9,048	-9,048	-8,048	-3,894
Net FX impact	3,277	2,594	762	740	-9,421	-9,310	-7,258	-3,596
Comparable net sales, excluding FX impact	251,157	177,561	113,935	54,065	244,882	173,112	111,691	55,063
Comparable quarter net sales adj. for acq/div business	263,351	191,470	126,997	62,553	271,373	185,393	117,353	55,061
Organic sales growth (%)	-5%	-7%	-10%	-14%	-10%	-7%	-5%	0%

42 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Items excluding restructuring charges and impairments of goodwill and intangible assets

Gross income, operating expenses, and EBIT are presented excluding restructuring charges, and for certain measures, as a percentage of net sales. EBIT is also presented excluding restructuring charges and impairments of goodwill and intangible assets.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross income	32,707	28,185	25,815	22,658	28,605	24,728	24,101	24,168
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Gross margin (%)	44.9%	45.6%	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

Gross income	32,707	28,185	25,815	22,658	28,605	24,728	24,101	24,168
Restructuring charges included in cost of sales	1,034	424	466	122	956	548	552	746
Adjusted gross income	33,741	28,609	26,281	22,780	29,561	25,276	24,653	24,914
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted gross margin (%)	46.3%	46.3%	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

Operating expenses	-24,391	-22,442	-38,084	-20,519	-22,686	-21,629	-24,733	-21,139
Restructuring charges included in R&D expenses	358	966	805	-10	484	197	1,659	91
Restructuring charges included in selling and administrative expenses	234	163	357	93	80	143	922	143
Operating expenses excluding restructuring charges	-23,799	-21,313	-36,922	-20,436	-22,122	-21,289	-22,152	-20,905

EBIT (loss)	7,958	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
EBIT margin (%)	10.9%	9.3%	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

EBIT (loss)	7,958	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Total restructuring charges	1,626	1,553	1,628	205	1,520	888	3,133	980
Adjusted EBIT (loss)	9,584	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin (%)	13.1%	11.9%	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%
Adjusted EBIT (loss)	9,584	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026
Impairment of goodwill and intangible assets	213	—	15,120	—	—	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	9,797	7,327	3,229	4,305	7,368	3,896	2,821	4,026
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	13.4%	11.9%	5.4%	8.1%	10.3%	6.0%	4.4%	6.4%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Gross income	109,365	76,658	48,473	22,658	101,602	72,997	48,269	24,168
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Gross margin (%)	44.1%	43.8%	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%
Gross income	109,365	76,658	48,473	22,658	101,602	72,997	48,269	24,168
Restructuring charges included in cost of sales	2,046	1,012	588	122	2,802	1,846	1,298	746
Adjusted gross income	111,411	77,670	49,061	22,780	104,404	74,843	49,567	24,914
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted gross margin (%)	44.9%	44.4%	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%
Operating expenses	-105,436	-81,045	-58,603	-20,519	-90,187	-67,501	-45,872	-21,139
Restructuring charges included in R&D expenses	2,119	1,761	795	-10	2,431	1,947	1,750	91
Restructuring charges included in selling and administrative expenses	847	613	450	93	1,288	1,208	1,065	143
Operating expenses excluding restructuring charges	-102,470	-78,671	-57,358	-20,436	-86,468	-64,346	-43,057	-20,905
EBIT (loss)	4,313	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
EBIT margin (%)	1.7%	-2.1%	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%
EBIT (loss)	4,313	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Total restructuring charges	5,012	3,386	1,833	205	6,521	5,001	4,113	980
Adjusted EBIT (loss)	9,325	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin (%)	3.8%	-0.1%	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%
Adjusted EBIT	9,325	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026
Impairment of goodwill and intangible assets	15,333	15,120	15,120	—	31,916	31,916	—	—
Adjusted EBIT excluding impairments of goodwill and intangible assets	24,658	14,861	7,534	4,305	18,111	10,743	6,847	4,026
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Adjusted EBIT margin excluding impairments of goodwill and intangible assets (%)	9.9%	8.5%	6.7%	8.1%	6.9%	5.6%	5.4%	6.4%

43 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

EBITA and EBITA margin / Adjusted EBITA and EBITA margin

Earnings before interest, income tax, amortizations and write-downs of acquired intangibles (including goodwill) also expressed as a percentage of net sales.

Adjusted EBITA also expressed as a percentage of net sales.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss)	4,879	3,881	-10,999	2,613	3,409	-30,491	-597	1,575
Income tax	2,688	1,392	-2,881	1,016	1,501	864	-134	554
Financial income and expenses, net	391	501	361	471	938	719	419	917
Amortizations and write-downs of acquired intangibles	665	429	15,945	793	846	32,736	854	802
Of which segment Enterprise	549	378	15,916	762	813	32,702	788	767
EBITA	8,623	6,203	2,426	4,893	6,694	3,828	542	3,848
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
EBITA margin (%)	11.8%	10.0%	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%
Restructuring charges	1,626	1,553	1,628	205	1,520	888	3,133	980
Adjusted EBITA	10,249	7,756	4,054	5,098	8,214	4,716	3,675	4,828
Adjusted EBITA margin (%)	14.1%	12.6%	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss)	374	-4,505	-8,386	2,613	-26,104	-29,513	978	1,575
Income tax	2,215	-473	-1,865	1,016	2,785	1,284	420	554
Financial income and expenses, net	1,724	1,333	832	471	2,993	2,055	1,336	917
Amortizations and write-downs of acquired intangibles	17,832	17,167	16,738	793	35,238	34,392	1,656	802
Of which segment Enterprise	17,605	17,056	16,678	762	35,070	34,257	1,555	767
EBITA	22,145	13,522	7,319	4,893	14,912	8,218	4,390	3,848
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
EBITA margin (%)	8.9%	7.7%	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%
Restructuring charges	5,012	3,386	1,833	205	6,521	5,001	4,113	980
Adjusted EBITA	27,157	16,908	9,152	5,098	21,433	13,219	8,503	4,828
Adjusted EBITA margin (%)	11.0%	9.7%	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Additionally, Ericsson provides forward-looking targets for adjusted EBITA margin and Free cash flow before M&A, which are non-IFRS financial measures. Ericsson has not provided quantitative reconciliation of these targets to the most directly comparable IFRS measures because certain information needed to reconcile these non-IFRS financial measures to the most comparable IFRS financial measures are dependent on specific items or impacts that are not yet determined, are subject to incarcerating and variability in timing and amount due to their nature, are outside of Ericsson’s control or cannot be predicted, including items and impacts such as currency exchange rate changes, acquisitions and disposals, and charges such as impairments or acquisition related charges. Accordingly, reconciliation of these non-IFRS forward-looking financial measures to the most directly comparable IFRS financial measures are not available without unreasonable efforts. Such unavailable reconciling items could significantly impact our results of operations and financial condition.

Rolling four quarters of net sales and adjusted EBITA margin (%)

Net sales, EBITA margin and restructuring charges as a sum of last four quarters.

	2024				2023
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	247,880	246,848	249,527	254,123	263,351	277,450	281,017	279,038
EBITA	22,145	20,216	17,841	15,957	14,912	17,267	21,052	27,976
Restructuring charges	5,012	4,906	4,241	5,746	6,521	5,229	4,422	1,338
Adjusted EBITA	27,157	25,122	22,082	21,703	21,433	22,496	25,474	29,314
Adjusted EBITA margin (%)	11.0%	10.2%	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

44 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Gross cash and net cash, end of period

Gross cash: Cash and cash equivalents plus interest-bearing securities (current and non-current).

Net cash: Cash and cash equivalents plus interest-bearing securities (current and non-current) less borrowings (current and non-current).

	2024				2023
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash and cash equivalents	43,885	37,323	28,736	31,848	35,190	26,900	22,331	34,133
+ Interest-bearing securities, current	12,546	10,063	13,838	8,948	9,584	9,553	8,513	9,259
+ Interest-bearing securities, non-current	19,440	14,806	11,146	11,177	9,931	4,032	4,878	3,925
Gross cash, end of period	75,871	62,192	53,720	51,973	54,705	40,485	35,722	47,317
- Borrowings, current	6,137	3,134	8,067	8,491	17,655	18,772	10,354	11,577
- Borrowings, non-current	31,904	33,524	32,520	32,675	29,218	20,103	23,476	22,167
Net cash, end of period	37,830	25,534	13,133	10,807	7,832	1,610	1,892	13,573

Capital employed

Total assets less non-interest-bearing provisions and liabilities (which includes non-current provisions, deferred tax liabilities, contract liabilities, other non-current liabilities, current provisions, trade payables, current tax liabilities and other current liabilities).

	2024				2023
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total assets	292,374	272,450	278,486	299,523	297,036	306,349	343,358	345,658
Non-interest-bearing provisions and liabilities
Provisions, non-current	3,511	3,036	2,642	3,952	4,927	5,190	5,263	4,119
Deferred tax liabilities	1,295	1,255	1,295	3,999	3,880	4,343	4,887	4,986
Other non-current liabilities	996	889	865	839	755	812	788	716
Provisions, current	8,204	7,508	7,558	6,113	6,779	6,345	6,742	6,422
Contract liabilities	41,229	39,540	40,704	42,538	34,416	41,234	44,237	47,916
Trade payables	30,173	25,888	26,731	25,305	27,768	30,629	35,463	34,554
Current tax liabilities	3,322	3,821	3,710	3,810	3,561	3,029	2,665	2,478
Other current liabilities	40,677	36,903	38,485	35,786	36,985	43,841	45,637	49,064
Capital employed	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403

Capital turnover

Annualized net sales divided by average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Annualized net sales	291,652	247,176	239,392	213,300	287,524	257,892	257,776	250,212
Average capital employed
Capital employed at beginning of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	158,289	155,053	166,839	177,573	174,446	184,301	196,540	199,151
Capital turnover (times)	1.8	1.6	1.4	1.2	1.6	1.4	1.3	1.3

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Annualized net sales	247,880	233,289	226,346	213,300	263,351	255,293	253,994	250,212
Average capital employed
Capital employed at beginning of period	177,965	177,965	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	170,466	165,788	167,231	177,573	190,432	186,913	200,288	199,151
Capital turnover (times)	1.5	1.4	1.4	1.2	1.4	1.4	1.3	1.3

45 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Return on capital employed

The annualized total of EBIT as a percentage of average capital employed.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
EBIT (loss)	7,958	5,774	-13,519	4,100	5,848	-28,908	-312	3,046
Annualized EBIT (loss)	31,832	23,096	-54,076	16,400	23,392	-115,632	-1,248	12,184
Average capital employed
Capital employed at beginning of period	153,610	156,496	177,181	177,965	170,926	197,676	195,403	202,899
Capital employed at end of period	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	158,289	155,053	166,839	177,573	174,446	184,301	196,540	199,151
Return on capital employed (%)	20.1%	14.9%	-32.4%	9.2%	13.4%	-62.7%	-0.6%	6.1%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
EBIT (loss)	4,313	-3,645	-9,419	4,100	-20,326	-26,174	2,734	3,046
Annualized EBIT (loss)	4,313	-4,860	-18,838	16,400	-20,326	-34,899	5,468	12,184
Average capital employed
Capital employed at beginning of period	177,965	177,965	177,965	177,965	202,899	202,899	202,899	202,899
Capital employed at end of period	162,967	153,610	156,496	177,181	177,965	170,926	197,676	195,403
Average capital employed	170,466	165,788	167,231	177,573	190,432	186,913	200,288	199,151
Return on capital employed (%)	2.5%	-2.9%	-11.3%	9.2%	-10.7%	-18.7%	2.7%	6.1%

Equity ratio

Equity expressed as a percentage of total assets.

	2024				2023
SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total equity	92,983	85,355	82,467	107,639	97,408	105,435	132,355	125,832
Total assets	292,374	272,450	278,486	299,523	297,036	306,349	343,358	345,658
Equity ratio (%)	31.8%	31.3%	29.6%	35.9%	32.8%	34.4%	38.5%	36.4%

Return on equity

Annualized net income attributable to owners of the Parent Company as a percentage of average stockholders’ equity.

Annualization factor of four is used for isolated quarter.

Annualization factor of four is used for Jan-Mar, two is used for Jan-Jun, 4/3 is used for Jan-Sep and one is used for Jan-Dec.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Net income (loss) attributable to owners of the Parent Company	4,779	3,814	-11,132	2,559	3,394	-30,670	-686	1,516
Annualized	19,116	15,256	-44,528	10,236	13,576	-122,680	-2,744	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	86,630	83,840	109,137	98,673	106,791	133,869	127,396	134,814
Stockholders’ equity, end of period	94,284	86,630	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	90,457	85,235	96,489	103,905	102,732	120,330	130,633	131,105
Return on equity (%)	21.1%	17.9%	-46.1%	9.9%	13.2%	-102.0%	-2.1%	4.6%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Net income (loss) attributable to owners of the Parent Company	20	-4,759	-8,573	2,559	-26,446	-29,840	830	1,516
Annualized	20	-6,345	-17,146	10,236	-26,446	-39,787	1,660	6,064
Average stockholders’ equity
Stockholders’ equity, beginning of period	98,673	98,673	98,673	98,673	134,814	134,814	134,814	134,814
Stockholders’ equity, end of period	94,284	86,630	83,840	109,137	98,673	106,791	133,869	127,396
Average stockholders’ equity	96,479	92,652	91,257	103,905	116,744	120,803	134,342	131,105
Return on equity (%)	0.0%	-6.8%	-18.8%	9.9%	-22.7%	-32.9%	1.2%	4.6%

46 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Free cash flow before M&A / Free cash flow after M&A / Free cash flow before M&A (% of net sales)

Free cash flow before M&A: Cash flow from operating activities less net capital expenditures, other investments (excluding M&A) and repayment of lease liabilities.

Free cash flow after M&A: Cash flow from operating activities less net capital expenditures, other investments and repayment of lease liabilities.

Free cash flow before M&A (% of net sales): Free cash flow before M&A as a percentage of net sales.

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cash flow from operating activities	17,513	14,397	9,276	5,075	14,482	1,402	-2,882	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-667	-540	-699	-434	-720	-817	-806	-954
Sales of property, plant and equipment	14	36	42	24	37	51	42	33
Product development	-323	-264	-327	-386	-551	-485	-562	-575
Other investments 1)	-87	-78	-39	-7	-1	0	-94	-2
Repayment of lease liabilities	-626	-607	-658	-601	-783	-691	-690	-693
Free cash flow before M&A	15,824	12,944	7,595	3,671	12,464	-540	-4,992	-8,016
Acquisitions/divestments of subs and other operations, net	-95	-62	-48	-106	-225	-160	-911	-844
Free cash flow after M&A	15,729	12,882	7,547	3,565	12,239	-700	-5,903	-8,860
Net sales	72,913	61,794	59,848	53,325	71,881	64,473	64,444	62,553
Free cash flow before M&A (% of net sales)	21.7%	20.9%	12.7%	6.9%	17.3%	-0.8%	-7.7%	-12.8%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cash flow from operating activities	46,261	28,748	14,351	5,075	7,177	-7,305	-8,707	-5,825
Net capital expenditures and other investments (excl. M&A)
Investments in property, plant and equipment	-2,340	-1,673	-1,133	-434	-3,297	-2,577	-1,760	-954
Sales of property, plant and equipment	116	102	66	24	163	126	75	33
Product development	-1,300	-977	-713	-386	-2,173	-1,622	-1,137	-575
Other investments 1)	-211	-124	-46	-7	-97	-96	-96	-2
Repayment of lease liabilities	-2,492	-1,866	-1,259	-601	-2,857	-2,074	-1,383	-693
Free cash flow before M&A	40,034	24,210	11,266	3,671	-1,084	-13,548	-13,008	-8,016
Acquisitions/divestments of subs and other operations, net	-311	-216	-154	-106	-2,140	-1,915	-1,755	-844
Free cash flow after M&A	39,723	23,994	11,112	3,565	-3,224	-15,463	-14,763	-8,860
Net sales	247,880	174,967	113,173	53,325	263,351	191,470	126,997	62,553
Free cash flow before M&A (% of net sales)	16.2%	13.8%	10.0%	6.9%	-0.4%	-7.1%	-10.2%	-12.8%

1)

Other investments is part of the line item Other investing activities in the Consolidated cash flow statement. The differences are movements in other interest-bearing assets and the cash flow hedge reserve gain, which are not to be part of the definition of Free cash flow.

47 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Sales growth by segment adjusted for comparable units and currency

	2024				2023
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	5%	-1%	-11%	-19%	-23%	-16%	-13%	-2%
Cloud Software and Services	0%	-1%	0%	-2%	-4%	5%	1%	5%
Enterprise	-7%	-3%	0%	1%	7%	11%	20%	19%
Other	-10%	-26%	-5%	-14%	-27%	-8%	-18%	0%

Total	2%	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024				2023
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-6%	-10%	-15%	-19%	-15%	-11%	-8%	-2%
Cloud Software and Services	-1%	-1%	-1%	-2%	1%	4%	3%	5%
Enterprise	-2%	-1%	1%	1%	11%	14%	20%	19%
Other	-15%	-16%	-10%	-14%	-14%	-8%	-8%	0%

Total	-5%	-7%	-10%	-14%	-10%	-7%	-5%	0%

Sales growth by market area adjusted for comparable units and currency

	2024				2023
Isolated quarter, year over year change, percent	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
North America	54%	55%	14%	-17%	-43%	-51%	-42%	-26%
Europe and Latin America	2%	1%	-3%	-8%	-12%	-6%	-3%	-12%
South East Asia, Oceania and India	-28%	-43%	-44%	-37%	7%	74%	71%	132%
North East Asia	-22%	-29%	-3%	-16%	11%	-2%	-32%	-19%
Middle East and Africa	-18%	-22%	-8%	11%	4%	10%	-4%	-8%
Other	3%	4%	7%	9%	-24%	21%	38%	28%

Total	2%	-1%	-7%	-14%	-17%	-10%	-9%	0%

	2024				2023
Year to date, year over year change, percent	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
North America	24%	15%	-3%	-17%	-41%	-41%	-35%	-26%
Europe and Latin America	-2%	-3%	-5%	-8%	-9%	-7%	-8%	-12%
South East Asia, Oceania and India	-38%	-41%	-41%	-37%	61%	88%	97%	132%
North East Asia	-19%	-16%	-9%	-16%	-9%	-19%	-26%	-19%
Middle East and Africa	-12%	-9%	0%	11%	1%	0%	-6%	-8%
Other	6%	6%	8%	9%	3%	27%	33%	28%

Total	-5%	-7%	-10%	-14%	-10%	-7%	-5%	0%

Rolling four quarters of net sales by segment

	2024				2023
Rolling four quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	158,207	156,408	157,929	162,690	171,442	185,070	191,680	195,223
Cloud Software and Services	62,635	62,736	63,347	63,275	63,630	64,282	62,931	61,837
Enterprise	24,863	25,471	25,825	25,720	25,745	25,361	23,669	18,993
Other	2,175	2,233	2,426	2,438	2,534	2,737	2,737	2,985

Total	247,880	246,848	249,527	254,123	263,351	277,450	281,017	279,038

48 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Gross margin by segment by quarter

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	47.7%	48.3%	45.5%	44.0%	41.4%	38.9%	38.4%	39.7%
Cloud Software and Services	37.2%	37.0%	35.6%	37.1%	36.7%	35.3%	32.7%	33.4%
Enterprise	54.3%	52.3%	51.0%	48.0%	44.3%	48.7%	46.3%	47.4%
Other	-29.5%	1.8%	-8.1%	18.2%	-26.0%	-23.6%	-22.2%	-2.6%

Total	44.9%	45.6%	43.1%	42.5%	39.8%	38.4%	37.4%	38.6%

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	46.6%	46.1%	44.8%	44.0%	39.6%	39.0%	39.1%	39.7%
Cloud Software and Services	36.8%	36.5%	36.3%	37.1%	34.7%	33.8%	33.0%	33.4%
Enterprise	51.4%	50.5%	49.6%	48.0%	46.7%	47.5%	46.8%	47.4%
Other	-4.2%	4.7%	6.1%	18.2%	-18.2%	-15.6%	-11.0%	-2.6%

Total	44.1%	43.8%	42.8%	42.5%	38.6%	38.1%	38.0%	38.6%

EBIT margin by segment by quarter

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	19.8%	18.7%	12.6%	12.3%	13.6%	11.1%	6.2%	14.2%
Cloud Software and Services	5.6%	-3.0%	-4.8%	-2.8%	9.4%	0.6%	-7.9%	-7.0%
Enterprise	-30.8%	-19.0%	-268.7%	-26.5%	-24.5%	-499.1%	-26.3%	-28.6%
Other	-93.5%	-14.6%	-23.2%	317.5%	-72.9%	-45.6%	-10.8%	-46.3%

Total	10.9%	9.3%	-22.6%	7.7%	8.1%	-44.8%	-0.5%	4.9%

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.2%	14.7%	12.5%	12.3%	11.3%	10.5%	10.2%	14.2%
Cloud Software and Services	-0.7%	-3.6%	-3.9%	-2.8%	-0.3%	-4.7%	-7.5%	-7.0%
Enterprise	-88.8%	-107.6%	-152.6%	-26.5%	-148.9%	-192.6%	-27.4%	-28.6%
Other	53.6%	105.7%	161.1%	317.5%	-45.5%	-36.4%	-31.1%	-46.3%

Total	1.7%	-2.1%	-8.3%	7.7%	-7.7%	-13.7%	2.2%	4.9%

49 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

EBITA and EBITA margin by segment by quarter

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	9,375	7,536	4,771	4,179	6,135	4,651	2,678	6,042
Cloud Software and Services	1,107	-436	-721	-355	1,846	96	-1,190	-929
Enterprise	-1,327	-823	-1,508	-820	-830	-600	-891	-945
Other	-532	-74	-116	1,889	-457	-319	-55	-320

Total	8,623	6,203	2,426	4,893	6,694	3,828	542	3,848

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	20.0%	18.8%	12.7%	12.4%	13.6%	11.2%	6.3%	14.2%
Cloud Software and Services	5.7%	-2.9%	-4.7%	-2.7%	9.4%	0.6%	-7.9%	-6.9%
Enterprise	-21.8%	-13.0%	-23.3%	-13.7%	-12.4%	-9.0%	-14.0%	-15.8%
Other	-93.5%	-14.6%	-23.0%	317.5%	-72.9%	-45.6%	-10.6%	-46.3%

Total	11.8%	10.0%	4.1%	9.2%	9.3%	5.9%	0.8%	6.2%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	25,861	16,486	8,950	4,179	19,506	13,371	8,720	6,042
Cloud Software and Services	-405	-1,512	-1,076	-355	-177	-2,023	-2,119	-929
Enterprise	-4,478	-3,151	-2,328	-820	-3,266	-2,436	-1,836	-945
Other	1,167	1,699	1,773	1,889	-1,151	-694	-375	-320

Total	22,145	13,522	7,319	4,893	14,912	8,218	4,390	3,848

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	16.3%	14.8%	12.5%	12.4%	11.4%	10.6%	10.3%	14.2%
Cloud Software and Services	-0.6%	-3.5%	-3.8%	-2.7%	-0.3%	-4.6%	-7.4%	-6.9%
Enterprise	-18.0%	-16.8%	-18.7%	-13.7%	-12.7%	-12.8%	-14.8%	-15.8%
Other	53.7%	105.8%	161.2%	317.5%	-45.4%	-36.4%	-31.0%	-46.3%

Total	8.9%	7.7%	6.5%	9.2%	5.7%	4.3%	3.5%	6.2%

50 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Restructuring charges by function

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	-1,034	-424	-466	-122	-956	-548	-552	-746
Research and development expenses	-358	-966	-805	10	-484	-197	-1,659	-91
Selling and administrative expenses	-234	-163	-357	-93	-80	-143	-922	-143

Total	-1,626	-1,553	-1,628	-205	-1,520	-888	-3,133	-980

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Cost of sales	-2,046	-1,012	-588	-122	-2,802	-1,846	-1,298	-746
Research and development expenses	-2,119	-1,761	-795	10	-2,431	-1,947	-1,750	-91
Selling and administrative expenses	-847	-613	-450	-93	-1,288	-1,208	-1,065	-143

Total	-5,012	-3,386	-1,833	-205	-6,521	-5,001	-4,113	-980

Restructuring charges by segment

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	-738	-585	-481	-95	-1,292	-564	-2,177	-404
of which cost of sales	-645	-163	-214	-68	-816	-408	-376	-367
of which operating expenses	-93	-422	-267	-27	-476	-156	-1,801	-37
Cloud Software and Services	-695	-863	-816	-60	-183	-335	-906	-500
of which cost of sales	-348	-243	-246	-49	-119	-143	-177	-367
of which operating expenses	-347	-620	-570	-11	-64	-192	-729	-133
Enterprise	-150	-38	-285	-38	-27	-5	-52	-89
of which cost of sales	-2	-1	-3	-5	0	-3	-1	-12
of which operating expenses	-148	-37	-282	-33	-27	-2	-51	-77
Other	-43	-67	-46	-12	-18	16	2	13
of which cost of sales	-39	-17	-3	0	-21	6	2	0
of which operating expenses	-4	-50	-43	-12	3	10	0	13

Total	-1,626	-1,553	-1,628	-205	-1,520	-888	-3,133	-980

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	-1,899	-1,161	-576	-95	-4,437	-3,145	-2,581	-404
of which cost of sales	-1,090	-445	-282	-68	-1,967	-1,151	-743	-367
of which operating expenses	-809	-716	-294	-27	-2,470	-1,994	-1,838	-37
Cloud Software and Services	-2,434	-1,739	-876	-60	-1,924	-1,741	-1,406	-500
of which cost of sales	-886	-538	-295	-49	-806	-687	-544	-367
of which operating expenses	-1,548	-1,201	-581	-11	-1,118	-1,054	-862	-133
Enterprise	-511	-361	-323	-38	-173	-146	-141	-89
of which cost of sales	-11	-9	-8	-5	-16	-16	-13	-12
of which operating expenses	-500	-352	-315	-33	-157	-130	-128	-77
Other	-168	-125	-58	-12	13	31	15	13
of which cost of sales	-59	-20	-3	0	-13	8	2	0
of which operating expenses	-109	-105	-55	-12	26	23	13	13

Total	-5,012	-3,386	-1,833	-205	-6,521	-5,001	-4,113	-980

51 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Adjusted gross income and gross margin by segment

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	22,971	19,495	17,353	14,919	19,443	16,554	16,694	17,236
Cloud Software and Services	7,591	5,780	5,653	4,883	7,293	5,637	5,121	4,843
Enterprise	3,308	3,308	3,313	2,870	2,968	3,256	2,955	2,853
Other	-129	26	-38	108	-143	-171	-117	-18

Total	33,741	28,609	26,281	22,780	29,561	25,276	24,653	24,914

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	49.1%	48.7%	46.1%	44.3%	43.2%	39.9%	39.3%	40.6%
Cloud Software and Services	39.0%	38.7%	37.2%	37.4%	37.3%	36.2%	33.9%	36.1%
Enterprise	54.3%	52.4%	51.1%	48.1%	44.3%	48.8%	46.3%	47.6%
Other	-22.7%	5.1%	-7.5%	18.2%	-22.8%	-24.5%	-22.6%	-2.6%

Total	46.3%	46.3%	43.9%	42.7%	41.1%	39.2%	38.3%	39.8%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	74,738	51,767	32,272	14,919	69,927	50,484	33,930	17,236
Cloud Software and Services	23,907	16,316	10,536	4,883	22,894	15,601	9,964	4,843
Enterprise	12,799	9,491	6,183	2,870	12,032	9,064	5,808	2,853
Other	-33	96	70	108	-449 -	306	-135	-18

Total	111,411	77,670	49,061	22,780	104,404	74,843	49,567	24,914

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	47.2%	46.5%	45.2%	44.3%	40.8%	39.9%	40.0%	40.6%
Cloud Software and Services	38.2%	37.8%	37.3%	37.4%	36.0%	35.4%	35.0%	36.1%
Enterprise	51.5%	50.6%	49.6%	48.1%	46.7%	47.6%	46.9%	47.6%
Other	-1.5%	6.0%	6.4%	18.2%	-17.7%	-16.0%	-11.2%	-2.6%

Total	44.9%	44.4%	43.4%	42.7%	39.6%	39.1%	39.0%	39.8%

52 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Adjusted EBIT (loss) and EBIT margin by segment

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10,005	8,077	5,231	4,251	7,404	5,191	4,800	6,424
Cloud Software and Services	1,794	420	88	-303	2,019	421	-294	-442
Enterprise	-1,726	-1,163	-17,139	-1,544	-1,616	-33,297	-1,627	-1,623
Other	-489	-7	-71	1,901	-439	-335	-58	-333

Total	9,584	7,327	-11,891	4,305	7,368	-28,020	2,821	4,026

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.4%	20.2%	13.9%	12.6%	16.5%	12.5%	11.3%	15.1%
Cloud Software and Services	9.2%	2.8%	0.6%	-2.3%	10.3%	2.7%	-1.9%	-3.3%
Enterprise	-28.3%	-18.4%	-264.3%	-25.9%	-24.1%	-499.0%	-25.5%	-27.1%
Other	-85.9%	-1.4%	-14.1%	319.5%	-70.0%	-47.9%	-11.2%	-48.2%

Total	13.1%	11.9%	-19.9%	8.1%	10.3%	-43.5%	4.4%	6.4%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	27,564	17,559	9,482	4,251	23,819	16,415	11,224	6,424
Cloud Software and Services	1,999	205	-215	-303	1,704	-315	-736	-442
Enterprise	-21,572	-19,846	-18,683	-1,544	-38,163	-36,547	-3,250	-1,623
Other	1,334	1,823	1,830	1,901	-1,165	-726	-391	-333

Total	9,325	-259	-7,586	4,305	-13,805	-21,173	6,847	4,026

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.4%	15.8%	13.3%	12.6%	13.9%	13.0%	13.2%	15.1%
Cloud Software and Services	3.2%	0.5%	-0.8%	-2.3%	2.7%	-0.7%	-2.6%	-3.3%
Enterprise	-86.8%	-105.7%	-150.0%	-25.9%	-148.2%	-191.9%	-26.3%	-27.1%
Other	61.3%	113.5%	166.4%	319.5%	-46.0%	-38.1%	-32.4%	-48.2%

Total	3.8%	-0.1%	-6.7%	8.1%	-5.2%	-11.1%	5.4%	6.4%

Rolling four quarters of adjusted EBITA margin by segment (%)

	2024				2023
Rolling four quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	17.5%	16.0%	14.0%	13.4%	14.0%	15.7%	17.5%	19.3%
Cloud Software and Services	3.2%	3.6%	3.6%	3.0%	2.7%	0.7%	-1.1%	-1.8%
Enterprise	-16.0%	-14.1%	-13.2%	-11.7%	-12.0%	-12.1%	-14.7%	-16.4%
Other	61.4%	62.0%	43.6%	43.9%	-45.9%	-146.4%	-142.7%	-136.5%

Total	11.0%	10.2%	8.8%	8.5%	8.1%	8.1%	9.1%	10.5%

53 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures

Adjusted EBITA and EBITA margin by segment

	2024				2023
Isolated quarters, SEK million	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	10,113	8,121	5,252	4,274	7,427	5,215	4,855	6,446
Cloud Software and Services	1,802	427	95	-295	2,029	431	-284	-429
Enterprise	-1,177	-785	-1,223	-782	-803	-595	-839	-856
Other	-489	-7	-70	1,901	-439	-335	-57	-333

Total	10,249	7,756	4,054	5,098	8,214	4,716	3,675	4,828

	2024				2023
Isolated quarters, as percentage of net sales	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Networks	21.6%	20.3%	13.9%	12.7%	16.5%	12.6%	11.4%	15.2%
Cloud Software and Services	9.3%	2.9%	0.6%	-2.3%	10.4%	2.8%	-1.9%	-3.2%
Enterprise	-19.3%	-12.4%	-18.9%	-13.1%	-12.0%	-8.9%	-13.2%	-14.3%
Other	-85.9%	-1.4%	-13.9%	319.5%	-70.0%	-47.9%	-11.0%	-48.2%

Total	14.1%	12.6%	6.8%	9.6%	11.4%	7.3%	5.7%	7.7%

	2024				2023
Year to date, SEK million	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	27,760	17,647	9,526	4,274	23,943	16,516	11,301	6,446
Cloud Software and Services	2,029	227	-200	-295	1,747	-282	-713	-429
Enterprise	-3,967	-2,790	-2,005	-782	-3,093	-2,290	-1,695	-856
Other	1,335	1,824	1,831	1,901	-1,164	-725	-390	-333

Total	27,157	16,908	9,152	5,098	21,433	13,219	8,503	4,828

	2024				2023
Year to date, as percentage of net sales	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar	Jan-Dec	Jan-Sep	Jan-Jun	Jan-Mar
Networks	17.5%	15.8%	13.3%	12.7%	14.0%	13.1%	13.3%	15.2%
Cloud Software and Services	3.2%	0.5%	-0.7%	-2.3%	2.7%	-0.6%	-2.5%	-3.2%
Enterprise	-16.0%	-14.9%	-16.1%	-13.1%	-12.0%	-12.0%	-13.7%	-14.3%
Other	61.4%	113.6%	166.5%	319.5%	-45.9%	-38.0%	-32.3%	-48.2%

Total	11.0%	9.7%	8.1%	9.6%	8.1%	6.9%	6.7%	7.7%

Other ratios

	Q4		Jan-Dec
	2024	2023	2024	2023
Days sales outstanding	-	-	63	63
Inventory turnover days	64	85	83	92
Payable days	64	62	76	75

54 Ericsson | Fourth quarter and full-year report 2024. January 24, 2025.	Alternative performance measures